Darin Smith Lead Director and Associate General Counsel (tele no.) (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

October 8, 2015

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4

File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. Bentzinger:

This letter responds to oral comments you provided with respect to the above referenced filings for Separate Account No. 49 of AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have restated those comments below, and followed each comment with the Company’s response.

General Comments:

1.	Buyout Offer General Questions and Information:

(a)	How many contract owners are subject to the offer?

Response: As of June 30, 2015, there were approximately 117,500 contracts subject to the offer.

(b)	What is the average account value and aggregate benefit base of those subject to the offer?

Response: As of June 30, 2015, the average account value was approximately $131,400, the average GMIB benefit base was approximately $ 189,000, and the average GMDB benefit base was approximately $ 167,000.

(c)	What is the average percent increase in account value if the Total Buyout Option is accepted and if the Partial Buyout Option is accepted?

Response: As of June 30, 2015, the average percent increase in account value would be approximately 20% if the Full Buyout Option is accepted and approximately 10% if the Partial Buyout Option is accepted.

(d)	Please provide the Staff a copy of the Offer Letter and Acceptance Letter, as well as any documents or other materials that may be sent to contract owners in connection with this offer.

Response: We have enclosed copies of the Offer Letter(s) and the Acceptance Form(s) and other materials that are being mailed along with them. Please note that the Acceptance Form is a typed section within the Offer Letter, which can be detached and returned by mail in an envelope that will be provided or by fax.

(e)	Please clarify supplementally whether a copy of the Prospectus Supplement and the Prospectus will accompany the Offer Letter sent to contract owners?

Response: Only the Prospectus Supplement will accompany the Offer Letter.

(f)	Please also specify what, if any, other documents will accompany those letters.

Response: A client brochure and the Prospectus Supplement will be mailed to contract owners in connection with this offer.

(g)	Will any written notice be sent to financial intermediaries? If so, please provide the Staff with draft and final copies together with a list of all accompanying materials and state when such notice will be sent. And if not, explain why not.

Response: Written notices will be sent to financial intermediaries in connection with this offer. We have enclosed copies of those written notices and provided a list of the documents that will accompany those written notices on Schedule A, which is attached hereto.

(i)	Have any materials related to the offer been submitted to FINRA for review? If so, please identify those items and the FINRA reviewer.

Response: Not as of the date of this correspondence.

2.	Please specifically incorporate by reference the Prospectuses and SAIs.

Response: The disclosure has been revised. See page 1.

3.	Please consider deleting the Prospectus Summary.

Response: The Prospectus Summary has been deleted.

4.	Please consider separating the Total Buyout Option and Partial Buyout Option into different sections.

Response: The Company has revised the disclosure to separate the options to a certain degree.

Comments to the Prospectus Supplement

5.	In the “Guaranteed Minimum Income Benefit, Guaranteed Minimum Death Benefit, and Earnings Enhancement Benefit Offer” section of the Prospectus Supplement:

(a)	First paragraph, second sentence – Please consider deleting or, if not, clarify the statement “If you accept the Total Buyout Option (discussed below) and your existing contract is not subject to any withdrawal charge” as elsewhere the supplement indicates withdrawal charges will be waived for thirty days following the expiration of the buyout offer.

Response: This sentence has been deleted.

(b)	In the next paragraph when discussing how to obtain current offer amounts please also disclose owners may call to obtain current offer amounts.

Response: The disclosure has been revised. See page 1.

6.	In the “Why am I receiving this offer?” section of the Prospectus Supplement:

(a)	Please disclose what the GMIB guarantee is.

Response: The disclosure has been revised. See page 1.

7.	In the “What is this offer? How does this offer work?” section of the Prospectus Supplement:

(a)	First Bullet – Please make clear that the Special Credit Amount will be credited to the contract.

Response: In response to comment 7(e), the Company has added subheadings in this section and revised the disclosure accordingly. The Company also notes that with the removal of the Summary Prospectus, a concise statement of the offer early in the disclosure has been lost. Finally, the Company notes that the disclosure in the second full paragraph below the bullet currently states:

If you elect the Full Buyout Option, the Special Credit Amount will be added to your account value in accordance with your future investment allocation instructions on file with us on the Transaction Date.

Duplicating this disclosure, especially in such close proximity, could unduly hi-lite this item. The Company also believes the revised disclosure coupled with the subheadings clearly and prominently discloses that the Special Credit Amount will be added to the contract if the Full Buyout Option is elected. Accordingly, the Company respectfully declines to duplicate this disclosure in the bullet point.

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(b)	Second Bullet – Please make clear that the mandatory withdrawal, transfer or exchange of the Partial Buyout Option Transaction Amount may be subject to income taxes, 10% federal income tax penalty if withdrawn before 59 1/2, and a negative market value adjustment.

Response: The disclosure has been revised. In response to comment 7(e), the Company has added subheadings in this section and revised the disclosure accordingly. The Company also notes that with the removal of the Summary Prospectus, a concise statement of the offer early in the disclosure has been lost. The Company also believes the revised disclosure coupled with the subheadings clearly and prominently discloses that the Partial Buyout Option Transaction Amount may be subject to income taxes, 10% federal income tax penalty if withdrawn before 59 1/2, and a negative market value adjustment. Accordingly, the Company respectfully declines to duplicate this disclosure in the bullet point. See page 2.

(c)	Second Bullet – Please also clarify that any future GMIB or GWBL payments will be significantly reduced if you accept the Partial Buyout Option.

Response: The disclosure has been revised. In response to comment 7(e), the Company has added subheadings in this section and revised the disclosure accordingly. The Company also notes that with the removal of the Summary Prospectus, a concise statement of the offer early in the disclosure has been lost. The Company also believes this bullet’s disclosure concerning the 50% reduction in the guarantees along with the revised disclosure in the revised section of the subheadings (“If you have a contract that provides for the GMIB to be voluntarily or automatically converted to a GWBL…, any future GMIB or GWBL payments will be significantly reduced if you accept the Partial Buyout Option”) clearly discloses the concept without disrupting the concise bullet point. Accordingly, the Company respectfully declines to duplicate this disclosure in the bullet point. See page 2.

(d)	Following the bulleted disclosure please provide a cross-reference to the section of the supplement entitled “How can I evaluate this offer”.

Response: The disclosure has been revised. See page 1.

(e)	Please consider adding subheadings to each paragraph that follows the bulleted paragraphs.

Response: Subheadings have been added and the disclosure has been revised to reinforce the effectiveness of the subheadings. See pages 1-2.

(f)	Please clarify somewhere in the supplement what other information is necessary to process the acceptance of the offer.

Response: The disclosure in this section citing the need for additional information (“all other information necessary to process your acceptance in good order”) has been removed. The Company has added disclosure in “How do I accept this offer?” and “More information about this offer?”. See pages 8 and 10.

(g)	Please explain supplementally how it is consistent with rule 22c-1 to delay pricing the buyout offer and any withdrawal, transfer or exchange made in connection with the buyout by one business day if the request is received in good order on a contract anniversary or on a business day when another financial transaction is occurring.

Response: The offer, according to its terms, is not available on a non-business day, on a contract anniversary or on a business day when another financial transaction is occurring. Simply put, one of the components of an accepted offer being in good order is its receipt on a business day that is neither a contract anniversary or a day on which another financial transaction is occurring. . This is true even if the acceptance meets all other good order requirements. An otherwise complete acceptance that is received on a non-business day, contract anniversary or business day when another financial transaction is occurring will be deemed in good order on the next available business day during the offer period that is also not a contract anniversary or business day when another financial transaction is occurring.

Any perceived “delay in processing” the offer and any withdrawal, transfer or exchange made in connection with the offer is due solely to the fact that the acceptance was not valid and not in good order because it was received on a day the offer was not available. Based on the forgoing, the Company believes the offer and any withdrawal, transfer or exchange made in connection with the offer is priced in conformity with the requirements of 22c-1. The Company has enhanced the disclosure. See page 2.

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(h)	Please also explain supplementally how it is consistent with rule 22c-1 to price the Special Credit Amount and Partial Buyout Option Transaction Amount as of the day before the buyout request is received in good order.

Response: The Company believes that there is not a sale, redemption, or repurchase created by establishing the amount of the Special Credit and Partial Buyout Option Transaction Amount on the Valuation Date. By way of background, the “Valuation Date” for purposes of the offer is the business day immediately preceding the Transaction Date. The Transaction Date is the day the Company processes the acceptance of the offer. We will address the Special Credit Amount and Partial Buyout Option Transaction Amount separately.

Special Credit Amount. The Special Credit Amount is only available if an owner accepts the offer. In making the offer we could, in theory, give owners a specific dollar amount not tied to any contract values if they accept our offer. We could also tie the offer amount to values as of the most recent contract date anniversary, prior quarter or month end, or some other date (e.g., November 1, 2015). We instead chose to use values as of the Valuation Date to calculate the Special Credit Amount.

The text of Rule 22c-1 is helpful in understanding the Company’s position. Rule 22c-1 states, in part:

No registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security…. (emphasis added)

The express language of the Rule requires a transaction (sale, redemption, or repurchase) and only sets pricing requirements for such transactions.

As noted above, on the Valuation Date, we are merely determining the amount we will credit owners who accept our offer. We are not selling, redeeming, or repurchasing a security on the Valuation Date. Said differently, the Company is not pricing a securities transaction when it determines the Special Credit Amount using values from the Valuation Date. Accordingly, the Company believes that Rule 22c-1 is not implicated in determining the Special Credit Amount. Of course, when the Special Credit Amount is the subject of a transaction, i.e., it is added to the contract, we will do so using the unit values next calculated after the offer is accepted in good order in conformity with Rule 22c-1. Based on the forgoing, the Company believes that its method for determining the Special Credit Amount is not subject to the requirements of Rule 22c-1.

Partial Buyout Option Transaction Amount. A condition of accepting the Partial Buyout Option of the offer is that the Partial Buyout Option Transaction Amount cannot remain in the contract. The Partial Buyout Option Transaction Amount is only applicable to the Partial Buyout Option and is equal to 50% of the account value on the Valuation Date plus the Special Credit Amount less a pro rata portion of any applicable GMIB, GMDB and EEB charge. Much like the Special Credit Amount discussed previously, the Company could have set the Partial Buyout Option Transaction Amount using a specific dollar amount not tied to any contract values or tied the Partial Buyout Option Transaction Amount to values as of the most recent contract date anniversary, prior quarter or month end, or some other date (e.g., November 1, 2015). Again, like the Special Credit Amount, we instead chose to use values as of the Valuation Date to establish the Partial Buyout Option Transaction Amount.

As noted above, Rule 22c-1 requires a “transaction” and we are merely determining the dollar amount that must be removed from the contract as a condition of accepting the Partial Buyout Option of the offer. Determining the Partial Buyout Option Transaction Amount is not selling, redeeming, or repurchasing a security nor pricing a securities transaction. Accordingly, the Company believes that Rule 22c-1 is not implicated in establishing the Partial Buyout Option Transaction Amount. Of course, when the Partial Buyout Option Transaction Amount is the subject of a transaction, i.e., it is withdrawn from the Contract, we will do so based on the unit values next calculated after the offer is accepted in good order. Based on the forgoing, the Company believes that its method for determining the Partial Buyout Option Transaction Amount is not subject to the requirements of Rule 22c-1.

(i)	Please disclose that any redemption proceeds in connection with the buyout offer will be paid within seven calendar days following receipt of the acceptance.

Response: The disclosure has been revised. See page 2.

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(j)	In connection with the disclosure “[i]f you elect the Total Buyout Option, the Special Credit Amount will be added to your account value in accordance with the current investment allocation instructions…” please also disclose that the owner may also submit new investment allocation instructions, that any investment restrictions are also lifted and that an owner should consider whether his investment allocations are still appropriate.

Response: The disclosure has been revised. See page 1.

(k)	Please disclosure that the 50% amount will be taken pro rata from the investment options unless the owner selects the specific investment options from which to redeem.

Response: The 50% amount will only be taken pro rata from the investment options.

(l)	Please move the discussion on the fixed maturity options and market value adjustment to a new paragraph.

Response: The disclosure has been revised. See page 2.

(m)	Please provide a phone number for an owner to call to find out the anticipated amount of any market value adjustment to his contract.

Response: The disclosure has been revised. See 2.

(n)	Please also disclose that the amount of any market value adjustment will also depend on the length of time remaining until the maturity date of each fixed maturity option.

Response: The disclosure has been revised. See page 2.

(o)	Please also disclose the impact of the Partial Buyout Option on the GWBL, i.e., those payments are based on the GWBL benefit base which will be reduced by 50% and, therefore, those payments will be significantly reduced.

Response: The disclosure has been revised. See page 2.

(p)	Please instruct an owner how to obtain a prospectus for a new contract and that the owner should carefully consider the benefits, features, charges and expenses before making the decision to purchase a new contract.

Response: The disclosure has been revised. See page 2. See also pages 9 and 14.

(q)	Please make clear that the annual percentage rate of the Guaranteed Benefit charges will not change for owners electing the Partial Buyout Option.

Response: The disclosure has been revised. See page 2.

8.	In the “Why is AXA Equitable making this offer?” section of the Prospectus Supplement:

(a)	Please prominently disclose in this section that the offer may not be beneficial for everyone.

Response: The disclosure has been revised. See page 3.

(b)	Please revise the phrase “would benefit” because there a variety of factors that should be considered in determining whether the offer is beneficial for a particular owner?

Response: The disclosure has been revised. See page 3.

(c)	Please replace “surrender” with “withdrawal”.

Response: The disclosure has been revised. See page 3.

(d)	With respect to the statement that lump sum payments will be less costly to the Company, please clarify in the disclosure that this means that in most cases the value of the guarantees provided by the Guaranteed Benefits and the standard death benefit are greater than the Special Credit Amount and owners should only give up some or all of their Guaranteed Benefits if they have determined their need for a lump sum payment is greater than their need for the guarantees provided by those benefits.

Response: The sentence referenced pertains to the cost of holding the reserves. That said, the Company has revised the disclosure regarding the determination owners should make. See page 3.

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(e)	Please add “and the standard death benefit” to the sentence regarding reinstatement of your valuable Guaranteed Benefits.

Response: The disclosure has been revised. See page 3.

9.	In the “How does AXA Equitable determine the Special Credit Amount? How much is the Special Credit Amount?” section of the Prospectus Supplement:

(a)	Please clarify “excess withdrawal” terminology with respect to Guarantee Benefits and Group 2 and what reference date the excess withdrawal is determined based upon.

Response: The disclosure has been revised. See page 3.

(b)	If true, please disclose that the calculation of the Special Credit Amount does not take into account the value of any standard death benefit and what that may mean for owners who have a high standard death benefit value.

Response: The calculation of the Special Credit Amount is based on contract reserves which do take into account any standard death benefit, as well as, the account value.

(c)	Please explain supplementally why the benefit calculations are not subject to a minimum offer like the prior buyout offer.

Response: There is a floor; however, for this offer that amount could be small. For example, if you accept the Full Buyout Option on the business day before your contract anniversary and the Special Credit Amount is one times the Guaranteed Benefits fees, the increase in the account value would be small. Accordingly, the Company decided not to hi-lite the floor in this offer.

(d)	Please clarify whether the fee rates assumed are current or maximum rates.

Response: The fee rates are the actual rates.

(e)	With respect to the phrase “relative to your benefit base” please clarify whether your benefit base refers to the aggregate benefit base of all the Guaranteed Benefits and provide a brief example of what is meant by “relative to your benefit base” for plain English purposes. For example, if your account value is $50,000 and your benefit base is $100,000 then your Special Credit Amount will be higher than if your account value is $75,000 and your benefit base is $100,000, if accurate.

Response: The disclosure has been revised. See page 3.

(f)	Have the offer letter inform owners of the benefit bases before and after the Partial Buyout Option and also the amount of the reduction in future GMIB and GWBL payments.

Response: Due to system and other constraints, the Company will provide the benefit bases before and after the withdrawal upon request and likewise assist owners with questions concerning the income or potential guaranteed withdrawals provided by the GMIB or GWBL if converted. The Prospectus Supplement clearly and prominently discloses how owners can obtain this and other information.

(g)	With respect to the different factors the Company takes into account in calculating the Special Credit Amount, please explain supplementally whether the Company’s consideration of the allocation of assets among the investment options refers to the owner’s choice of GMIB 1 or 2 or whether the Company is looking specifically at the investment options in which the owner is invested.

Response: The Company is looking specifically at the investment options in which the owner is invested.

(h)	Please explain supplementally why the EEB which is an additional death benefit is not reflected in the examples.

Response: The increase relating to the EEB is incremental (i.e., adding a multiple of the EEB fee) and including it in the examples would result in an incremental increase in the amounts shown in the examples. The Company would prefer not to include this incremental increase in the offer amount in the examples.

(i)	Please add a parenthetical following the “Increased Account Value” figure and the “Partial Buyout Option Transaction Amount” figure in each example to demonstrate how the figure was calculated.

Response: The disclosure has been revised. See pages 4-6.

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(j)	Please clarify in the narrative preceding each chart that the chart reflects the impact of the buyout at various benefit base levels.

Response: The charts have been revised. See pages 5 and 6.

(k)	Please clarify in the narrative preceding the Group 2 chart that the owner elected the GMIB and GMDB but not the EEB.

Response: The disclosure has been revised. See page 6.

(l)	Please confirm supplementally that the examples are representative with regard to actual values under outstanding contracts particularly with respect to the ratio of account value to benefit base.

Response: Confirmed.

(m)	Please confirm supplementally that each table will be printed in full on only one page in the supplement.

Response: The Company will instruct the printer to not break the tables.

10.	In the “How can I evaluate this offer?” section of the Prospectus Supplement:

(a)	In the second paragraph, please add “and the availability of the standard death benefit” to the disclosure stating your Guaranteed Benefits would continue.

Response: The disclosure has been revised. See page 6.

(b)	Please disclose the impact of the Partial Buyout Option on the GWBL.

Response: The disclosure has been revised. See page 6.

(c)	Please change the phrase “may be less” to “will likely be less”.

Response: The disclosure has been revised. See page 7.

(d)	In the fourth paragraph, please add “and the availability of the standard death benefit” to the disclosure about whether the reduced Guaranteed Benefits are sufficient for your needs.

Response: The disclosure has been revised. See page 7.

(e)	Please revise the fifth paragraph to disclose that any withdrawal, transfer or exchange in connection with the offer may be subject to income taxes, the 10% federal tax penalty, and negative MVA and if transferred to another investment product could result in a new withdrawal charge period, loss of tax deferral, higher fees, mandatory fee based program, different investment choices, and different or no death benefit, income and withdrawal guarantees and annuity payout options?

Response: The disclosure has been revised. See page 7.

(f)	Please explain the annuity aggregation rules here or in a later section with an appropriate cross reference and clarify if it also applies to Total Buyout Option.

Response: The disclosure has been deleted.

(g)	Please clarify if the “prior withdrawals” factor is due to the inclusion into Group 1 or 2 or due to the potential for future withdrawal charges.

Response: The disclosure has been revised. See page 7.

(h)	Please clarify in the disclosure why withdrawal charges should be considered if they will be waived in connection with either option.

Response: Withdrawal charges are waived under the Full Buyout Option through the thirtieth day following the expiration of the owner’s offer and under the Partial Buyout Option with respect to the Partial Buyout Option Transaction Amount. The Company respectfully submits that the consideration of withdrawal charges could apply to an owner’s need for a lump sum payment and accepting the offer would avoid any potential surrender charges. This concept is self-evident in the offer and could be unnecessarily distracting if included in this listing of specific considerations. Accordingly, the Company respectfully declines to re-emphasize this concept in this particular disclosure.

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(i)	Please consider grouping the bulleted factors into three categories (one that applies to Full, one that applies to Partial and one that applies to Both).

Response: The Company notes that grouping the factors might inadvertently lead an owner to ignore a factor that would be important for them to consider or cause them to place more emphasis on a factor then is appropriate for their specific circumstances because of its categorization and, accordingly, prefers to allow each customer to evaluate each factor without categorization.

(j)	Please add the following factors to the disclosure. First, whether there will be a need for any withdrawals after accepting the offer since any withdrawal, transfer or exchange in connection with the offer will be considered a withdrawal of contributions and will likely eliminate the current year and reduce the future years free withdrawal amount. Second, whether the account value is sufficiently high relative to the aggregate benefit base that it would not be prudent to accept the low Special Credit Amount.

Response: The disclosure has been revised with respect to the first point. See page 7. The offer states the Special Credit Amount is the greater of (i) and (ii), where (ii) is equal to XX times the GMIB and GMDB fee rates multiplied by the respective benefit base on the Valuation Date. With respect to the second point, the current disclosure in (ii) is in effect in such circumstances. Accordingly, this disclosure was not revised.

(k)	Please confirm supplementally that there are no specific factors for Group 2 owners to consider prior to accepting the offer.

Response: Group 2 owners use different multiples (factors) to calculate the Special Credit Amount.

(l)	In the second bullet, please also disclose the flip side, whether given your current state of health you believe you are likely to provide a death benefit to your beneficiaries.

Response: The disclosure has been revised. See page 7.

(m)	In numbered paragraph 1, when referencing the GMIB please also note the availability of the GWBL if offered under the contract.

Response: The disclosure has been revised. See page 8.

(n)	Please disclose any owners who are either excluded from the offer or who are not likely to benefit from the offer and under what circumstances such as advanced age, minimum account value as a standalone or as a percentage of the benefit base, currently receiving income or withdrawal benefits, etc…. If there are no such groups or circumstances, please explain supplementally why the buyout offer is potentially beneficial for all contract owners.

Response: Any owner who is not eligible for the offer will not receive the offer letter or Prospectus Supplement.

11.	In the “How do I accept this offer?” section of the Prospectus Supplement:

(a)	Please disclose that the Company must receive the acceptance of the offer no later than the date specified in the offer letter.

Response: The disclosure has been revised. See page 8.

(b)	Please explain in the bolded note section in plain English that the statement means that the amount reduced or given up is greater than Special Credit Amount.

Response: The disclosure has been revised. See page 8.

(c)	Please move or add the bolded disclosure to the “How does AXA determine the special credit amount” section and the “How can I evaluate this offer” section.

Response: The disclosure was moved.

(d)	Please disclose what additional requirements apply under the Partial Buyout Option.

Response: The disclosure has been revised. See page 8.

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12.	In the “What are my options after I accept this offer?” section of the Prospectus Supplement:

(a)	Please consider breaking this section into two subsections (Total Buyout Option and Partial Buyout Option) and using bullet points with respect to the choices an investor has for each possible option (withdrawal, transfer and exchange).

Response: The disclosure has been revised to partially separate the two options. See pages 8-9.

(b)	Please provide a cross reference after the section back to the section talking about withdrawals, transfers and exchanges being subject to income taxes, penalties, negative MVA, new withdrawal period, etc….

Response: The disclosure has been revised. See page 9.

(c)	Please clarify the disclosure that the exchange of the contract for a new contract under the Total Buyout Option is only available if the existing contract is not subject to a withdrawal charge or if the exchange occurs within 30 days of the expiration date in the offer letter.

Response: The disclosure has been revised. See page 9.

(d)	Please provide a phone number for the customer to contact the Company and receive a prospectus for a new contract.

Response: The disclosure is designed to engage a financial professional who can facilitate an effective and efficient dissemination of information and forms (“If you are considering exchanging your current contract for a New Contract and would like a copy of a prospectus, contact your financial professional. * * * Your financial professional will be able to explain the features of the New Contract, and provide you with the proper forms and application necessary to complete the transaction.”). Moreover, New Contracts are purchased through a broker-dealer not directly through the Company. Accordingly, the Company prefers not to deviate from this model through the inclusion of the requested disclosure.

(e)	Please explain supplementally why the disclosure concerning the “offer to exchange your contract is distinct from our offer to increase your account value” only applies to the Total Buyout Option.

Response: Using the Partial Buyout Offer Transaction Amount to purchase a New Contract would be, in the Company’s opinion, part of accepting the Partial Buyout Offer.

(f)	Please disclose that the withdrawal, transfer or exchange of the Partial Buyout Option Transaction Amount will be considered withdrawal of contributions for purposes of calculating future withdrawal charges and will likely eliminate for the current year and reduce in future years the free withdrawal amount.

Response: The disclosure has been revised. See page 9.

(g)	Please disclose where appropriate in the supplement how an owner should indicate where the 50% will go and whether it will be considered in good order if the owner does not instruct the company.

Response: The disclosure has been revised. See pages 8 and 10.

(h)	Please explain supplementally how pricing a redemption request on the next day is consistent with rule 22c-1.

Response: An acceptance of the offer and a redemption request cannot be processed on the same business day. Accordingly, as a condition of accepting the offer, the owner agrees that any concurrent redemption request will not be processed on the same day that we process the acceptance. Effectively, in accepting the offer, the owner is instructing us instead to process the redemption request on the next business day. Of course, when we process the redemption request on the next day as instructed, we will do so based on the unit values next calculated. Based on the forgoing, the Company believes that its processing of a redemption request as instructed by an owner pursuant to their acceptance of the offer is consistent with the requirements of Rule 22c-1.

13.	In the “More information about this offer?” section of the Prospectus Supplement:

(a)	Please clarify what the dollar-for-dollar limit reference pertains to.

Response: The disclosure has been revised. See page 10.

(b)	Please disclose that the standard death benefit is also reduced by 50%.

Response: This is disclosed in the second sentence of this paragraph.

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(c)	Please disclose whether the Company will recover the amount of any credits applied under an Accumulator® PlusSM contract if a withdrawal, transfer or exchange is made in connection with the buyout offer.

Response: The disclosure has been revised. See page 10.

(d)	Please move the 5th-8th paragraphs to the section of the supplement entitled “How can I evaluate this offer?”

Response: The disclosure has been moved.

(e)	When stating that any investment option restrictions will be terminated when the Total Buyout Option is elected, please disclose whether the Asset Transfer Program will also be terminated. Please also clarify whether an owner will still be restricted to choosing Option A Asset Allocation or Option B Custom Selection.

Response: The Asset Transfer Program was not in effect for any contracts eligible for this offer.

(f)	Please add “or your standard death benefit” to the disclosure stating that “if you accept the Partial Buyout Option you will generally not be able to increase your ‘reduced’ benefit bases….”

Response: The disclosure has been revised. See page 10.

(g)	Please change the terminology concerning the dollar-for-dollar provision.

Response: The disclosure has been revised. See page 10.

14.	In “Appendix II” to the Prospectus Supplement:

(a)	Please confirm supplementally that Appendix II describes all material differences between the existing contracts and the New Contracts.

Response: The Company has disclosed what it believes an average owner would consider to be the material differences between the existing contracts and New Contracts.

(b)	Please clarify in the first and last sentences of the second paragraph and the first and second sentences of the third paragraph that the owner may be exchanging the existing contract for the Partial Buyout Option Transaction Amount.

Response: The disclosure has been revised. See page 14.

(c)	Please disclose here that the purchase of a Structured Capital Strategies® Series ADV contract or an Investment Edge® ADV contract requires participation in a fee based program and briefly explain the program.

Response: The disclosure has been revised. See page 14.

(d)	Please also disclose that the Structured Capital Strategies® only offers three variable investment options.

Response: This is disclosed in the Appendix II Chart along with the number of structured investment options in the Structured Capital Strategies® product and variable investment options in the Investment Edge® product and in the existing contracts. The Company respectfully submits that the Chart is the appropriate place for these product statistics and prefers not to hi-lite that one product statistic to the exclusion of the others.

(e)	Please disclose how the prospectuses for the new contracts may be obtained.

Response: The disclosure has been revised. See page 14.

(f)	Please also instruct owners to read the prospectus for the new contract.

Response: This id disclosed in the last paragraph of the Appendix II text.

15.	In the “Appendix II Chart” in the Prospectus Supplement:

(a)	Please add to the comparison chart fund facilitation fee, mandatory fee based program, loan features (yes or no) and ability to make additional contributions.

Response: The disclosure has been revised. See page 16.

(b)	Please consider removing the class type from the Variable Investment Option row.

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Response: The disclosure has been revised. See page 15.

(c)	Please consider deleting the second sentence in footnote 1.

Response: The disclosure has been revised. See page 16.

(d)	Please also disclose in footnote 8, that there will be an adjustment to the segment value for an early surrender or withdrawal from a segment.

Response: The disclosure has been revised. See page 16.

(e)	On back cover, please add phone number where owners can get the current offer amounts.

Response: The disclosure has been revised. See back cover.

(f)	Please confirm supplementally that the Customer Representative will remind owners the values provided may change.

Response: The Company will include this in its training.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with these filings.

Best regards,

/s/ Darin Smith
Darin Smith

cc:	Dodie Kent, Esq.

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Schedule A

I. Response to Comment 1.(d):

A.	Description of documents being sent with the Offer Letter(s) and Acceptance Form(s) scheduled to be mailed on or about January, 2016:
1.	Prospectus Supplement
2.	Contract Holder Letter – GMIB Full Buyout Letter
3.	Contract Holder Brochure – Full Buyout
4.	Contract Holder Letter – GMIB Full or Partial Buyout Letter
5.	Contract Holder Brochure – Full or Partial Buyout

II. Responses to Comments 1.(f) and 1.(g):

B.	Strategic Partners Letters – Scheduled to be mailed on or about October, 2015 and November, 2015 to third party broker-dealers.

List of documents sent or to be sent:

1.	Prospectus supplement
2.	Contract Holder Brochure - GMIB Full Buyout
3.	Contract Holder Brochure - GMIB Full or Partial Buyout
4.	GMIB Advisor Letter
5.	GMIB Advisor Brochure
6.	Accumulator® Variable Annuity Guaranteed Benefits Offers – 2015 (FAQ)
7.	A list of eligible clients with accompanying contract numbers and special credit amounts.

C.	Reminder Letters – Scheduled to be mailed on or about December, 2015 and January, 2016 to advisors who have eligible contract owners who have not responded to the Offer Letter.

D.	Reminder Letters – Scheduled to be mailed on or about January, 2016 and February, 2016 to contract owners who did not respond to the Offer Letter.

Documents attached:

1.	Prospectus Supplement (January, 2016 mailing only)
2.	Contract Holder Brochures, as applicable (January, 2016 mailing only)

AXA Equitable Life Insurance Company

Supplement dated             , 2015 to current prospectuses for:

•	Accumulator®
•	Accumulator® PlusSM
•	Accumulator® EliteSM
•	Accumulator® SelectSM

This Supplement modifies certain information in the above referenced prospectuses, supplements to prospectuses and statements of additional information (collectively, the ‘‘Prospectus’’) offered by AXA Equitable Life Insurance Company (“AXA Equitable”). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates each Prospectus by reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of your Prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

Guaranteed Minimum Income Benefit, Guaranteed Minimum Death Benefit, and Earnings Enhancement Benefit Offer

This supplement describes an offer we are making to you in connection with your variable annuity contract guaranteed benefits.

This supplement contains important information that you should know before accepting this offer or taking any other action under your contract.

NO ACTION IS REQUIRED ON YOUR PART

You are not required to accept this offer or take any action under your contract. If you do not accept this offer, your contract and the guaranteed benefits you previously elected will continue unchanged.

You should carefully read this supplement in conjunction with your Prospectus before making your decision regarding this offer. For current offer amounts, you can login to Online Account Access (“OAA”) by visiting www.us.axa.com. If you have any questions about this offer or for current offer amounts, contact your financial professional or call us directly at 1-866-638-0550.

Why am I receiving this offer?

You are receiving this offer because, at the time you purchased your contract, you elected a guaranteed minimum income benefit (“GMIB”) which provides the opportunity for guaranteed income. In addition, you also may have elected a guaranteed minimum death benefit (“GMDB”), earnings enhancement benefit or Protection PlusSM benefit (together, the “EEB”).

What is this offer? How does this offer work?

For a limited time, we are offering to give you a special credit amount (“Special Credit Amount”) in return for:

•

terminating your GMIB, GMDB, EEB (each a “Guaranteed Benefit” and together, the “Guaranteed Benefits”) and the availability of the standard death benefit in return for a Special Credit Amount less a pro rata portion of any applicable GMIB, GMDB and EEB charge (this is referred to as the Full Buyout Option); or

•

reducing your Guaranteed Benefits and the standard death benefit by 50% and either withdrawing or transferring or exchanging into another contract or account (collectively, “financial instrument”) the following amount: 50% of your account value on the Valuation Date plus the Special Credit Amount less a pro rata portion of any applicable GMIB, GMDB and EEB charge (together, the “Partial Buyout Option Transaction Amount”) (this is referred to as the Partial Buyout Option and this option is only available if your GMIB benefit base was at least $160,000 on the record date specified in your offer letter). If you elect the Partial Buyout Option, the Partial Buyout Option Transaction Amount cannot remain invested in your contract.

Please also see “How can I evaluate this offer?”

Special Credit Amount. The amount of the Special Credit varies for each option and will be determined on the business day we receive your acceptance in good order. The Special Credit Amount is not considered a contribution to the contract and will not increase the benefit base for any Guaranteed Benefit.

If you elect the Full Buyout Option, the Special Credit Amount will be added to your account value in accordance with your future investment allocation instructions on file with us on the Transaction Date. Please note that you can change your future investment allocation instructions. Any investment restrictions imposed by the Guaranteed Benefits will no longer apply if you elect the Full Buyout Option.

If you elect the Partial Buyout Option, the Special Credit Amount will be added to the portion of your account value that is being withdrawn, transferred or exchanged immediately prior to the withdrawal, transfer or exchange of the Partial Buyout Option Transaction Amount. The Partial Buyout Option Transaction Amount must be withdrawn, transferred or exchanged into another financial instrument including a New Contract (See

#21487

Appendix II in the prospectus supplement for more information regarding New Contracts). The Partial Buyout Option Transaction Amount may be subject to income taxes and federal tax penalties. See “What are the tax implications of accepting the offer?” The account value portion of the Partial Buyout Option Transaction Amount that must be withdrawn in connection with the Partial Buyout Option will be deducted pro rata from your investment options, which for certain contracts may include fixed maturity options. Depending on the relative difference between the rate to maturity that applies to the amount being withdrawn from the fixed maturity option and the rate to maturity in effect on the Transaction Date for new allocations to that same fixed maturity, as well as the length of time to the maturity date, it is possible that the market value adjustment could greatly reduce your value in the fixed maturity option. Carefully consider any account value in fixed maturity options and the impact of any potential market value adjustments before accepting the offer. For additional information, see “Fixed maturity options” in your Prospectus or call 1-866-638-0550.

Benefit changes. Your GMIB, GMDB, EEB and the availability of the standard death benefit will terminate or be reduced by 50% depending on which option you elect.

If you elect the Full Buyout Option, you will lose the guarantees provided by the GMIB, GMDB, EEB and the availability of the standard death benefit.

If you elect the Partial Buyout Option, in addition to the 50% reduction of your Guaranteed Benefits, your remaining contributions in the contract subject to withdrawal charges, if applicable, will be reduced by the Special Credit Amount plus the 50% of your account value that is withdrawn. Also, any remaining GMIB and GMDB dollar-for-dollar withdrawal amount for the contract year in which you accept the Partial Buyout Option will be reduced by 50%. Finally, any remaining free withdrawal amount for the contract year in which you accept the Partial Buyout Option will also be reduced or eliminated. Accordingly, it may be important for you to consider whether you will have a need for any withdrawals after accepting the offer. In addition, in subsequent contract years both your dollar-for-dollar withdrawal amount for your GMIB and GMDB and the free withdrawal amount will also be lower than it would have been if you had not accepted the offer and had not elected the Partial Buyout Option.

In addition to the termination or reduction of your Guaranteed Benefits, if the standard death benefit was in effect under your contract, it will also be terminated or reduced. If it was not in effect under your contract at the time you accepted the Full Buyout Option, it will no longer be available under your contract. Please note, if you accept the Full Buyout Option, the amount payable to your beneficiaries will be equal to your account value at that time, which could be less than your contributions.

If you elect the Partial Buyout Option, the Partial Buyout Option Transaction Amount cannot remain invested in your contract. Accordingly, you can: (i) withdraw the Partial Buyout Option Transaction Amount from your contract; (ii) transfer the Partial Buyout Option Transaction Amount to another investment product; (iii) exchange the Partial Buyout Option Transaction Amount for another annuity contract issued by an insurance company of your choice; or (iv) exchange the Partial Buyout Option Transaction Amount for a New Contract (see Appendix II of the prospectus supplement for more information about New Contracts, including how to obtain a prospectus and factors to consider before purchasing a New Contract). Please note that a New Contract may not be available in all states. Please speak with your financial professional for further information.

You should be aware that in certain versions of the contracts the GMIB may be voluntarily or automatically converted to a guaranteed withdrawal benefit for life (“GWBL”). If you have a contract that provides for the GMIB to be voluntarily or automatically converted to a GWBL and you accept the Full Buyout Option, upon termination of the GMIB you will no longer have the right to add a GWBL to your contract. In addition, any future GMIB or GWBL payments will be significantly reduced if you accept the Partial Buyout Option.

Charges eliminated or reduced. If you elect the Full Buyout Option, upon termination of your Guaranteed Benefits, you will no longer pay the annual charge for each Guaranteed Benefit. If you accept the Partial Buyout Option, upon reduction of your Guaranteed Benefits, the dollar amount of the annual charge for each Guaranteed Benefit will be less but the charge will continue to be computed based on the same annual percentage of the applicable benefit base. Under either option, a pro rata portion of any applicable GMIB, GMDB and EEB charge through the Valuation Date (defined below) will be deducted on the Transaction Date. If you elect the Partial Buyout Option, the pro rata portion is based on 50% of the applicable charge. Past Guaranteed Benefit charges will not be refunded.

Please note that while the charge for each Guaranteed Benefit would cease or be reduced, the annual percentage rate we charge for separate account expenses would remain the same if you accept this offer. This means that if you accept the Full Buyout Option you will continue to pay the same annual percentage rate for separate account expenses as contract owners that have the standard death benefit, even though the standard death benefit would no longer be available to you.

Deadline. We must receive your acceptance of this offer no later than the date specified in your offer letter that was included with this Supplement (see “How do I accept this offer?” below). You can only accept this offer in its entirety and can only elect one option. If we do not receive your acceptance before the offer expires, we will consider you to have rejected this offer.

Good order. The offer is not available on (i) a non-business day, (ii) a business day where another financial transaction, including a benefit base reset, is processed or (iii) a contract date anniversary, and we will not consider your acceptance of the offer to be in good order if we receive it on such a day. If we receive your acceptance on such a day and it is otherwise complete, your acceptance will be processed on the next business day. If you elect the Partial Buyout Option, this means that the entire acceptance, including the withdrawal, transfer or exchange of the Partial Buyout Option Transaction Amount will not be considered to be in good order and will instead be processed on the next business day. The day we process your acceptance of the offer is the “Transaction Date”. The “Valuation Date” for purposes of this offer is the business day immediately preceding the Transaction Date. We will generally fulfill requests for payments within seven days after the Transaction Date.

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Why is AXA Equitable making this offer?

We believe that this offer can be mutually beneficial to both us and contract owners who no longer need or want some or all of the guarantees provided by the GMIB, GMDB, EEB and the standard death benefit. However, this offer may not be beneficial for everyone. If you accept this offer, depending on which option you elect, you would receive either:

•	an increase in your account value and any applicable future GMIB, GMDB and EEB charge would cease, or

•	the Partial Buyout Option Transaction Amount (without incurring withdrawal charges) and the dollar amount of any applicable future GMIB, GMDB and EEB charge would decrease.

We would receive a financial benefit because past market conditions and the ongoing low interest rate environment make continuing to provide these benefits costly to us. Providing the lump sum payments will be less costly to us than the amounts we are currently setting aside to guarantee the benefits.

You should carefully read this supplement before making your decision regarding this offer. This offer asks you to give up valuable benefits in return for the Special Credit Amount. If you accept the offer, your valuable Guaranteed Benefits and the availability of the standard death benefit cannot be reinstated and other suitable alternatives may not be available. You should only give up some or all of your Guaranteed Benefits if you have determined your need for a lump sum amount is greater than your need for some or all of the guarantees provided by those benefits.

How does AXA Equitable determine the Special Credit Amount? How much is the Special Credit Amount?

The Special Credit Amount will depend upon the option you elect, the group you are in and certain actuarial reserve calculations. As noted previously, the options are the Full Buyout Option and Partial Buyout Option. For purposes of calculating the Special Credit Amount there are two groups of contract owners. Most contract owners will be in Group 1. If you took an excess withdrawal (cumulative withdrawals in a contract year that exceeded a specific limit) in any of the three previous full contract years ending on or before June 30, 2015, or in the partial contract year from the most recent contract date anniversary through June 30, 2015, and that excess withdrawal also equaled or exceeded 25% of the contract’s account value as of the contract date anniversary immediately preceding the excess withdrawal, then you are part of Group 2.

For the GMIB and GMDB, we determine the Special Credit Amount based on contract reserves. The actuarial calculations for determining contract reserves consider:

•	The owner/annuitant’s life expectancy (based on gender and age);

•	The current and projected account value; and

•	The current and projected GMIB and GMDB benefits.

In general, the contract reserve for these types of benefits is the difference between the present value of expected benefit claims less the present value of expected benefit charges. We calculate the actuarial value of your GMIB and GMDB together.

Full Buyout Option. For Group 1, the Full Buyout Option Special Credit Amount is the greater of: (i) approximately 70% of this actuarial valuation of the GMIB and GMDB reserve on the Valuation Date and (ii) two times the GMIB and GMDB fee rates multiplied by the respective benefit base on the Valuation Date. In addition, if you elected the EEB, we will add an amount equal to two times the EEB fee rate multiplied by the account value on the Valuation Date.

For Group 2, the Full Buyout Option Special Credit Amount is the greater of: (i) approximately 25% of the actuarial valuation of the GMIB and GMDB reserve on the Valuation Date and (ii) the GMIB and GMDB fee rates multiplied by the respective benefit base on the Valuation Date. In addition, if you elected the EEB, we will add an amount equal to the EEB fee rate multiplied by the account value on the Valuation Date.

Partial Buyout Option. For Group 1, the Partial Buyout Option Special Credit Amount is the greater of: (i) approximately 35% of this actuarial valuation of the GMIB and GMDB reserve on the Valuation Date and (ii) the GMIB and GMDB fee rates multiplied by the respective benefit base on the Valuation Date. In addition, if you elected the EEB, we will add an amount equal to the EEB fee rate multiplied by the account value on the Valuation Date.

For Group 2, the Partial Buyout Option Special Credit Amount is the greater of: (i) approximately 12.5% of this actuarial valuation of the GMIB and GMDB reserve on the Valuation Date and (ii) 0.5 times the GMIB and GMDB fee rates multiplied by the respective benefit base on the Valuation Date. In addition, if you elected the EEB, we will add an amount equal to one-half of the EEB fee rate multiplied by the account value on the Valuation Date.

The offer and acceptance letter included with this supplement indicates the Special Credit Amount under each option as of the date specified in the letter. In general, the larger your account value is relative to your benefit base, the smaller your Special Credit Amount will be (e.g., if your account value is $150,000 and your benefit base is $200,000 then your Special Credit Amount will be lower than if your account value is $100,000 and your benefit base is $200,000, all other things equal). The Special Credit Amounts may change each business day because the factors that we use to determine our reserve for these types of benefits change. For example, in determining your current and projected GMIB and GMDB benefits, we consider a number of factors including your current account value, your age, your allocation of contract assets among the investment options and interest rates. As these factors change, the Special Credit Amounts change. Therefore, the exact amount may

3

be more or less than the amounts quoted to you in our offer letter and will depend on then current market conditions and any changes in our estimate of your then current and projected account value and GMIB and GMDB benefits when we determine the Special Credit Amount. In general, as your account value increases, the Special Credit Amount decreases. Similarly, as your account value decreases, the Special Credit Amount increases. For current Special Credit Amounts, you can login to your account by visiting www.us.axa.com or call us at 1-866-638-0550.

For most contract owners who accept the offer, the Special Credit Amount will be (1) less than the difference between the projected GMIB and GMDB benefit bases (or 50% of the projected benefit bases if the Partial Buyout Option is elected) and the account value (or 50% of the account value if the Partial Buyout Option is elected), (2) less than the contract reserves and (3) less than the benefit amounts given up or reduced.

Examples for Group 1

Example 1:

Assume the contract owner is a 63-year old male who elected the GMIB and the Greater of GMDB at contract issue but did not elect the EEB. Further assume the GMIB/GMDB benefit base is $183,000.00, the account value is $102,000.00 and it has been six months since his contract date anniversary. The initial Special Credit Amounts as stated in the contract owner’s offer letter are:

•	$33,306.94 for the Full Buyout Option (and the increased account value of $134,116.00 = the account value + Special Credit Amount – pro rata charges = $102,000.00 + $33,306.94 – $1,190.94); and

•

$16,653.47 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $67,058.00 = 50% of the account value + Special Credit Amount – pro rata charges = $51,000.00 + $16,653.47 – $595.47). Immediately after the Partial Buyout Option acceptance, the account value is $51,000.00 and the GMIB/GMDB benefit base is $91,500.00.

Assume the contract owner accepts the offer 30 days later at which time the account value has decreased to $81,600.00. Further assume there are no changes to any other factors that affect the calculation of the Special Credit Amounts. The Special Credit Amounts would increase to:

•	$37,833.04 for the Full Buyout Option (and the increased account value of $118,046.33 = the account value + Special Credit Amount – pro rata charges = $81,600.00 + $37,833.04 – $1,386.71); and

•

$18,916.52 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $59,023.16 = 50% of the account value + Special Credit Amount – pro rata charges = $40,800.00 + $18,916.52 – $693.36). Immediately after the Partial Buyout Option acceptance, the account value is $40,800.00 and the GMIB/GMDB benefit base is $91,500.00.

Example 2:

Assume the contract owner is a 62-year old male who elected the GMIB and the Greater of GMDB at contract issue but did not elect the EEB. Further assume the GMIB/GMDB benefit base is $171,000.00, the account value is $109,000.00 and it has been ten months since his contract date anniversary. The initial Special Credit Amounts as stated in the contract owner’s offer letter are:

•	$23,344.77 for the Full Buyout Option (and the increased account value of $130,491.29 = the account value + Special Credit Amount – pro rata charges = $109,000.00 + $23,344.77 – $1,853.48); and

•

$11,672.39 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $65,245.65 = 50% of the account value + Special Credit Amount – pro rata charges = $54,500.00 + $11,672.39 – $926.74). Immediately after the Partial Buyout Option acceptance, the account value is $54,500.00 and the GMIB/GMDB benefit base is $85,500.00.

Assume the contract owner accepts the offer 30 days later at which time the account value has increased to $130,800.00. Further assume there are no changes to any other factors that affect the calculation of the Special Credit Amounts. The Special Credit Amounts would decrease to:

•	$16,694.13 for the Full Buyout Option (and the increased account value of $145,457.85 = the account value + Special Credit Amount – pro rata charges = $130,800.00 + $16,694.13 – $2,036.28); and

•

$8,347.06 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $72,728.92 = 50% of the account value + Special Credit Amount – pro rata charges = $65,400.00 + $8,347.06 – $1,018.14). Immediately after the Partial Buyout Option acceptance, the account value is $65,400.00 and the GMIB/GMDB benefit base is $85,500.00.

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Additional Offer Amount Examples for Group 1

The following examples assume the contract owner is a 66-year old male who elected the GMIB and Greater of GMBD but did not elect the EEB and is six months past his most recent contract date anniversary.

INITIAL VALUES		FULL BUYOUT				PARTIAL BUYOUT
GMIB/ GMDB Benefit Base	Account Value	Special Credit Amount	Pro Rata GMIB and GMDB Charges	Increased Account Value	Benefit Base After Acceptance	Special Credit Amount	Pro Rata GMIB and GMDB Charges	Partial Buyout Transaction Amount	Benefit Base After Acceptance	Account Value After Acceptance
$150,000	$100,000	$23,243	$ 975	$122,268	$0	Not Available
$160,000	$100,000	$27,127	$1,040	$126,087	$0	$13,563	$520	$63,043	$ 80,000	$50,000
$170,000	$100,000	$30,907	$1,105	$129,802	$0	$15,453	$553	$64,901	$ 85,000	$50,000
$180,000	$100,000	$34,588	$1,170	$133,418	$0	$17,294	$585	$66,709	$ 90,000	$50,000
$190,000	$100,000	$38,632	$1,235	$137,397	$0	$19,316	$618	$68,698	$ 95,000	$50,000
$200,000	$100,000	$42,271	$1,300	$140,971	$0	$21,135	$650	$70,485	$100,000	$50,000
$210,000	$100,000	$46,235	$1,365	$144,870	$0	$23,117	$683	$72,435	$105,000	$50,000
$220,000	$100,000	$50,242	$1,430	$148,812	$0	$25,121	$715	$74,406	$110,000	$50,000
$230,000	$100,000	$53,891	$1,495	$152,396	$0	$26,945	$748	$76,198	$115,000	$50,000
$240,000	$100,000	$58,047	$1,560	$156,487	$0	$29,024	$780	$78,244	$120,000	$50,000
$250,000	$100,000	$62,148	$1,625	$160,523	$0	$31,074	$813	$80,261	$125,000	$50,000
$260,000	$100,000	$65,959	$1,690	$164,269	$0	$32,980	$845	$82,135	$130,000	$50,000
$270,000	$100,000	$70,270	$1,755	$168,515	$0	$35,135	$878	$84,257	$135,000	$50,000
$280,000	$100,000	$73,976	$1,820	$172,156	$0	$36,988	$910	$86,078	$140,000	$50,000
$290,000	$100,000	$77,851	$1,885	$175,966	$0	$38,926	$943	$87,983	$145,000	$50,000
$300,000	$100,000	$82,045	$1,950	$180,095	$0	$41,022	$975	$90,047	$150,000	$50,000
These examples are hypothetical and are the result of a significant number of actuarial calculations using multiple market scenarios and many years of projections. The results are for illustrative purposes and are not intended to represent your particular situation. Your Special Credit Amount, pro rata charges, increased account value and partial buyout transaction amount may be higher or lower than the amounts shown.

Examples for Group 2

Example 3:

Assume the contract owner is a 68-year old female who elected the GMIB and the Greater of GMDB at contract issue but did not elect the EEB. Further assume the GMIB/GMDB benefit base is $161,000.00, the account value is $94,000.00 and it has been six months since her contract date anniversary. Finally assume the owner took an excess withdrawal (which was greater than 25% of the account value on the contract date anniversary immediately prior to the excess withdrawal) 15 months earlier. The initial Special Credit Amounts as stated in the contract owner’s offer letter are:

•	$9,800.45 for the Full Buyout Option (and the increased account value of $102,755.56 = the account value + Special Credit Amount – pro rata charges = $94,000.00 + $9,800.45 – $1,044.89); and

•

$4,900.22 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $51,377.78 = 50% of the account value + Special Credit Amount – pro rata charges = $47,000.00 + $4,900.22 – $522.44). Immediately after the Partial Buyout Option acceptance, the account value is $47,000.00 and the GMIB/GMDB benefit base is $80,500.00.

Assume the contract owner accepts the offer 30 days later at which time the account value has decreased to $75,200.00. Further assume there are no changes to any other factors that affect the calculation of the Special Credit Amounts. The Special Credit Amounts would increase to:

•	$11,791.44 for the Full Buyout Option (and the increased account value of $85,774.79 = the account value + Special Credit Amount – pro rata charges = $75,200.00 + $11,791.44 – $1,216.65); and

•

$5,895.72 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $42,887.40 = 50% of the account value + Special Credit Amount – pro rata charges = $37,600.00 + $5,895.72 – $608.32). Immediately after the Partial Buyout Option acceptance, the account value is $37,600.00 and the GMIB/GMDB benefit base is $80,500.00.

Example 4:

Assume the contract owner is a 68-year old female who elected the GMIB and the Greater of GMDB at contract issue but did not elect the EEB. Further assume the GMIB/GMDB benefit base is $223,000.00, the account value is $107,000.00 and it has been ten months since her contract date anniversary. Finally assume the owner took an excess withdrawal (which was greater than 25% of the account value on the contract date anniversary immediately prior to the excess withdrawal) 23 months earlier. The Initial Special Credit Amounts as stated in the contract owner’s offer letter are:

•	$17,037.40 for the Full Buyout Option (and the increased account value of $121,616.51 = the account value + Special Credit Amount – pro rata charges = $107,000.00 + $17,037.40 – $2,420.89); and

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•

$8,518.70 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $60,808.25 = 50% of the account value + Special Credit Amount – pro rata charges = $53,500.00 + $8,518.70 – $1,210.45). Immediately after the Partial Buyout Option acceptance, the account value is $53,500.00 and the GMIB/GMDB benefit base is $111,500.00.

Assume the contract owner accepts the offer 30 days later at which time the account value has increased to $128,400.00. Further assume there are no changes to any other factors that affect the calculation of the Special Credit Amounts. The Special Credit Amounts would decrease to:

•	$15,122.61 for the Full Buyout Option (and the increased account value of $140,862.94 = the account value + Special Credit Amount – pro rata charges = $128,400.00 + $15,122.61 – $2,659.67); and

•

$7,561.30 for the Partial Buyout Option (and the Partial Buyout Option Transaction Amount of $70,431.47 = 50% of the account value + Special Credit Amount – pro rata charges = $64,200.00 + $7,561.30 – $1,329.83). Immediately after the Partial Buyout Option acceptance, the account value is $64,200.00 and the GMIB/GMDB benefit base is $111,500.00.

Additional Offer Amount Examples for Group 2

The following examples assume the contract owner is a 64-year old female who elected the GMIB and Greater of GMDB but did not elect the EEB and is ten months from her most recent contract date anniversary. She has made a large excess withdrawal and thus is part of Group 2.

INITIAL VALUES		FULL BUYOUT				PARTIAL BUYOUT
GMIB/ GMDB Benefit Base	Account Value	Special Credit Amount	Pro Rata GMIB and GMDB Charges	Increased Account Value	Benefit Base After Acceptance	Special Credit Amount	Pro Rata GMIB and GMDB Charges	Partial Buyout Transaction Amount	Benefit Base After Acceptance	Account Value After Acceptance
$150,000	$100,000	$ 7,644	$1,625	$106,019	$0	Not Available
$160,000	$100,000	$ 8,847	$1,733	$107,114	$0	$ 4,423	$ 867	$53,557	$ 80,000	$50,000
$170,000	$100,000	$10,200	$1,842	$108,359	$0	$ 5,100	$ 921	$54,179	$ 85,000	$50,000
$180,000	$100,000	$11,479	$1,950	$109,529	$0	$ 5,740	$ 975	$54,765	$ 90,000	$50,000
$190,000	$100,000	$12,726	$2,058	$110,667	$0	$ 6,363	$1,029	$55,334	$ 95,000	$50,000
$200,000	$100,000	$14,058	$2,167	$111,891	$0	$ 7,029	$1,083	$55,946	$100,000	$50,000
$210,000	$100,000	$15,447	$2,275	$113,172	$0	$ 7,723	$1,138	$56,586	$105,000	$50,000
$220,000	$100,000	$16,742	$2,383	$114,359	$0	$ 8,371	$1,192	$57,179	$110,000	$50,000
$230,000	$100,000	$18,113	$2,492	$115,621	$0	$ 9,056	$1,246	$57,810	$115,000	$50,000
$240,000	$100,000	$19,453	$2,600	$116,853	$0	$ 9,726	$1,300	$58,426	$120,000	$50,000
$250,000	$100,000	$20,914	$2,708	$118,205	$0	$10,457	$1,354	$59,103	$125,000	$50,000
$260,000	$100,000	$22,230	$2,817	$119,413	$0	$11,115	$1,408	$59,706	$130,000	$50,000
$270,000	$100,000	$23,608	$2,925	$120,683	$0	$11,804	$1,463	$60,341	$135,000	$50,000
$280,000	$100,000	$24,989	$3,033	$121,956	$0	$12,495	$1,517	$60,978	$140,000	$50,000
$290,000	$100,000	$26,332	$3,142	$123,190	$0	$13,166	$1,571	$61,595	$145,000	$50,000
$300,000	$100,000	$27,755	$3,250	$124,505	$0	$13,878	$1,625	$62,253	$150,000	$50,000
These examples are hypothetical and are the result of a significant number of actuarial calculations using multiple market scenarios and many years of projec tions. The results are for illustrative purposes and are not intended to represent your particular situation. Your Special Credit Amount, pro rata charges, increased account value and partial buyout transaction amount may be higher or lower than the amounts shown.

How can I evaluate this offer?

You must decide between: (1) keeping your Guaranteed Benefits and standard death benefit; or (2) fully terminating your Guaranteed Benefits and the availability of the standard death benefit and accepting a Special Credit Amount; or (3) reducing your Guaranteed Benefits and the standard death benefit by 50% and withdrawing, transferring or exchanging into another financial instrument the Partial Buyout Option Transaction Amount. See Appendix I for a description of the Guaranteed Benefits and standard death benefit.

If you do not accept our offer, you would not receive a Special Credit Amount and your Guaranteed Benefits and standard death benefit would continue and any applicable charges would continue to be deducted from your account value.

If you elect the Full Buyout Option, your Guaranteed Benefits and the availability of the standard death benefit would terminate, and your account value would be increased. In the future, you would not have the option to receive the lifetime income guaranteed by the GMIB. If you have a contract that provides for the GMIB to be voluntarily or automatically converted to a GWBL, you will no longer have the right to add a GWBL to your contract in the future. Also, if a death benefit is payable in the future, the amount payable to your beneficiaries would be equal to your account value, which could be more or less than your contributions.

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If you elect the Partial Buyout Option, your Guaranteed Benefits and standard death benefit, if in effect, would be reduced by 50%, and you must withdraw, transfer or exchange into another financial instrument the Partial Buyout Option Transaction Amount. In the future, the amount of lifetime income guaranteed by the GMIB (or guaranteed withdrawals if converted to the GWBL) would be less than if you had not accepted the offer. Also, if a death benefit is payable in the future, the amount payable will likely be less than if you had not accepted the offer. Accordingly, it is important for you to carefully consider whether the reduced Guaranteed Benefits and standard death benefit are sufficient for your needs.

The Special Credit Amount may be taxable to you when withdrawn, transferred or exchanged. In addition, any withdrawal, transfer or exchange in connection with the offer may result in negative consequences, including but not limited to, a 10% federal income tax penalty and negative market value adjustment and if transferred to another investment product could result in a new withdrawal charge period, loss of tax deferral, higher fees, inclusion in a mandatory fee based program, different investment choices, and different or no death benefit, income and withdrawal guarantees and annuity payout options. If you are considering exchanging the Special Credit Amount (including the Partial Buyout Option Transaction Amount) into another contract (including a New Contract), you may wish to consult your tax advisor about the tax consequences of receiving the Special Credit Amount and executing a full or partial 1035 exchange.

When you purchased your contract you made a determination that each Guaranteed Benefit you elected was important to you based on your personal circumstances at that time. The availability of the standard death benefit might have also been important. When considering this offer, you should consider whether you no longer need or want some or all of the guarantees provided by your GMIB, GMDB, EEB and the standard death benefit, given your personal circumstances today and your future needs because if you accept our offer, you are giving up or significantly reducing your income and death benefits. You should consider your specific circumstances, including your specific account values (with and without the offer), your GMIB and GMDB benefit bases, prior withdrawals during this contract year (increasing the potential for withdrawal charges in the future), withdrawal charges (if applicable), and the following factors:

•	How long you intend to keep your contract.

•	Whether, given your current state of health, you believe you are likely to live to enjoy the income provided by the GMIB.

•	Whether, given your current state of health, you believe you are likely to provide a death benefit to your beneficiaries.

•	Whether it is important for you to leave a guaranteed minimum death benefit from your contract to your beneficiaries.

•

Whether the Special Credit Amount available through the offer is more important to you than the current value of your Guaranteed Benefits and the availability of the standard death benefit (if you are considering accepting the Full Buyout Option) or the reduced value of your Guaranteed Benefits and the standard death benefit (if you are considering accepting the Partial Buyout Option).

•

Whether you believe that your account value, with the increase provided by the Full Buyout Option of the offer, may increase (through market gains) relative to how the GMIB and GMDB benefit bases may increase such that the GMIB and GMDB may become less valuable to you over time.

•

Whether you believe that your account value, with the increase provided by the Full Buyout Option of the offer, may decline (through market losses), stay the same, or increase slowly relative to how the GMIB and GMDB benefit bases would have increased such that the value of having the GMIB and GMDB may become more valuable to you and your beneficiaries over time.

•

Whether you believe that your remaining account value, along with the subsequent investment in another financial instrument of the Partial Buyout Option Transaction Amount, may increase (through market gains and/or other means) relative to how the GMIB and GMDB benefit bases may increase such that the GMIB and GMDB may become less valuable to you over time.

•

Whether you believe that your remaining contract account value, along with the subsequent investment in another financial instrument of the Partial Buyout Option Transfer Amount, may decline (through market losses and/or other means), stay the same, or increase slowly relative to how the GMIB and GMDB benefit bases would have increased such that the value of having the GMIB and GMDB may become more valuable to you and your beneficiaries over time.

•	Whether your need for income (or withdrawals) from this contract is more than you could withdraw without disproportionately reducing each applicable benefit base.

•

Whether, if you accept the Partial Buyout Option, your future need for income (or withdrawals) from this contract is more than you could withdraw without disproportionately reducing each applicable reduced benefit base.

•

Whether you will need any subsequent withdrawals, transfers, exchanges or annuity payments from your current contract or any other contract you choose to exchange into such that the partial 1035 exchange requirements affect any such transactions.

•

Whether you will have a need for withdrawals after accepting the offer since any withdrawal, transfer or exchange in connection with the offer will be considered a withdrawal of contributions and will likely eliminate the current year and reduce the future years free withdrawal amount.

You should assess your own situation to decide whether to accept the offer. Once terminated, the GMIB, GMDB, EEB and the standard death benefit cannot be reinstated. In considering the factors above, and any other factors you believe relevant, you may wish to consult with your named beneficiaries, and your financial professional and other advisors. We cannot provide investment advice to you, including how to weigh any relevant

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factors for your particular situation. We cannot provide any advice regarding future account value, including whether investment options under your contract will experience market gains or losses. In addition to all of the things you and your financial professional and advisors consider, please also consider the following two questions:

1.	Do I still need 100% of the guaranteed lifetime income provided by the GMIB (or guaranteed withdrawals if you have the right to convert to a GWBL)? If you do, and after consultation with your named beneficiaries, financial professional and other advisors you conclude there are no other alternatives that fulfill your needs, then the offer is most likely not appropriate for you. If, on the other hand, your circumstances have changed and 100% of the guaranteed lifetime income provided by the GMIB (or guaranteed withdrawals if you have the right to add a GWBL) is not important (or there is an alternative or other income product that fulfills your needs), then you may want to consider the offer and decide if one of the options is appropriate for you.

2.	Do I still need 100% of the guaranteed death benefit? If you do, and after consultation with your named beneficiaries, financial professional and other advisors you conclude there are no other alternatives that fulfill your needs, then the offer is most likely not appropriate for you. If, on the other hand, your circumstances have changed and 100% of the guaranteed death benefit is not important (or there is an alternative or other death benefit that fulfills your needs), then you may want to consider the offer and decide if one of the options is appropriate for you.

For most contract owners who accept the offer, the Special Credit Amount will be (1) less than the difference between the projected GMIB and GMDB benefit bases (or 50% of the projected benefit bases if the Partial Buyout Option is elected) and the account value (or 50% of the account value if the Partial Buyout Option is elected), (2) less than the contract reserves and (3) less than the benefit amounts given up or reduced.

If you accept the offer and elect the Full Buyout Option, any investment option restrictions associated with the terminated Guaranteed Benefits will no longer be applicable.

If you accept the offer and elect the Partial Buyout Option, the amount withdrawn, transferred or exchanged pursuant to the offer will not cause your GMIB no lapse guarantee to terminate even if that amount causes your total contract year withdrawals to exceed your annual withdrawal amount. Subsequent withdrawals could cause your GMIB to lapse.

Most contracts receiving this offer are no longer accepting contributions. As a result, if you accept the Partial Buyout Option you will generally not be able to increase your “reduced” benefit bases or the standard death benefit through contributions to your contract in the future.

There may be circumstances where the Special Credit Amount is not much larger than the sum of the pro rata portion of each applicable GMIB, GMDB and EEB charge. For example, this could happen if the Special Credit Amount is based on the applicable GMIB, GMDB and EEB fee rates and it has been several months since your last contract date anniversary. In these situations you may conclude the offer isn’t appropriate for your needs.

How do I accept this offer?

To accept this offer, you may login to your account at www.us.axa.com. You may also accept this offer by completing the acceptance form included with this supplement. Please complete, sign and date the acceptance form and return it to us at the following address:

AXA Equitable Life Insurance Company

Retirement Services Solution

500 Plaza Drive, 6th Floor

Secaucus, NJ 07094

Or you may fax the acceptance form to us at 1-816-701-4960. You cannot accept the offer before the date specified in your offer letter. We must receive your acceptance of this offer no later than the date specified in your offer letter.

REMEMBER: If you accept this offer, the Special Credit Amount will likely be different (more or less) than the amount in the letter, since the Special Credit Amount will be determined on the Transaction Date using values from the Valuation Date.

•

If you accept this offer and elect the Full Buyout Option, the Special Credit Amount will be added on the business day we receive your acceptance in good order according to your investment allocation instructions on file with us.

•

If you accept this offer and elect the Partial Buyout Option, the Special Credit Amount will be added on the business day we receive your acceptance and all other necessary paperwork in good order including, but not limited to, transfer instructions and required documents, exchange instructions and required documents, or routing information, and then immediately withdrawn, transferred or exchanged as part of the Partial Buyout Option Transaction Amount according to your instructions.

We will not process your acceptance of the offer until all applicable requirements are satisfied. Additional requirements apply if you elect the Partial Buyout Option (including, but not limited to, transfer instructions and required documents, exchange instructions and required documents, and routing information). Transactions requested but not completed due to your failure to provide sufficient information, or for any other reason beyond our control, will not be eligible for the offer.

What are my options after I accept this offer?

If you accept the offer and elect the Full Buyout Option, you may choose to remain invested in your current contract, or if you do not want to remain invested in your contract without the Guaranteed Benefits and standard death benefit, you may, free of any withdrawal charges for up to 30 days after the expiration date shown in your offer letter:

(i)	terminate your contract and receive the account value which includes the Special Credit Amount we add to your contract;

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(ii)	transfer all or part of your account value to another investment product;

(iii)	exchange your contract for another annuity contract issued by an insurance company of your choice; or

(iv)	exchange your contract for a New Contract. (See Appendix II to this supplement for a comparison of some of the important features of your current contract and the New Contracts.) If you are considering exchanging your current contract for a New Contract and would like a copy of a prospectus, contact your financial professional. Before making a decision to purchase a New Contract, you should read the prospectus and carefully consider the features, benefits, risks, charges and expenses. We cannot recommend a course of action for you. Your financial professional will be able to explain the features of the New Contract, and provide you with the proper forms and application necessary to complete the transaction. New Contracts can only be purchased through a broker-dealer and are not available in all states or through all broker-dealer firms. See also “How can I evaluate this offer?”

The offer to exchange your contract is distinct from our offer to increase your account value in return for terminating your GMIB, GMDB, EEB and the availability of the standard death benefit. You can accept the Full Buyout Option and reject our offer to exchange your contract. However, our offer to exchange your entire contract is not available unless you accept our offer to increase your account value in return for terminating your benefits.

If you elect the Full Buyout Option, a withdrawal charge will not apply to any withdrawal, transfer or exchange made no later than 30 days after the expiration date shown in your offer letter. Amounts withdrawn during this period will be considered withdrawals of contributions (to the extent any contributions remain subject to withdrawal charges) for purpose of calculating any applicable withdrawal charges after this period and will likely eliminate for the current year and reduce in future years the free withdrawal amount.

If you elect the Partial Buyout Option, a withdrawal charge will not apply to the withdrawal, transfer or exchange of the Partial Buyout Option Transaction Amount that must be taken from your contract. It will, however, be considered a withdrawal of contributions (to the extent any contributions remain subject to withdrawal charges) for purposes of calculating future withdrawal charges and will likely eliminate for the current year and reduce in future years the free withdrawal amount. A withdrawal charge, if applicable, will apply to any subsequent withdrawal, transfer or exchange from your contract. Moreover, the requirements for a partial 1035 exchange may affect the tax treatment of the transaction if you take subsequent withdrawals within 180 days of the exchange transaction either from your current contract or any new contract the Partial Buyout Option Transaction Amount is directed into. You should consult with your tax advisor prior to accepting this offer and also before executing any such subsequent transactions. You will continue to have all of the rights and benefits under your contract. However, our offer for you to exchange into a New Contract is only applicable to the Partial Buyout Option Transaction Amount. See “How do I evaluate this offer?” for additional information concerning the withdrawal of the Partial Buyout Option Transaction Amount.

Please note we cannot process a withdrawal request and your acceptance of this offer on the same business day. If we receive your request for a partial withdrawal on the same business day we receive your acceptance of the offer, you agree that by accepting the offer you are instructing us to process your request for the partial withdrawal on the next business day following the business day we process your acceptance.

Would accepting this offer impact my automatic payment plans?

If you are enrolled in the dollar-for-dollar withdrawal service, your enrollment will terminate if you accept either option. Systematic withdrawals will terminate if you elect the Partial Buyout Option but will continue if you elect the Full Buyout Option and retain your contract. Payments under the automatic required minimum distribution service will not be affected if you accept this offer. If you wish to re-enroll in automated withdrawal services, call us at 1-800-789-7771.

What are the tax implications of accepting the offer?

The tax implications of accepting the offer could vary depending on the type of contract you own, your age and other factors relating to your personal situation, and which option offer you accept. You should discuss with your tax advisor whether it makes sense for you to accept either option of the offer.

If you accept either option, the Special Credit Amount added to your account value would be treated as contract earnings for tax purposes. Therefore, we believe that like other earnings, there will be no tax consequences unless and until you take a withdrawal from, or surrender your contract. A withdrawal from or surrender of your contract may be taxable to you. An additional 10% federal income tax penalty may also apply if you are under age 59½.

Please note that if you accept the Partial Buyout Option, the Partial Buyout Option Transaction Amount cannot remain invested in your contract. If your contract is nonqualified and the transfer is to a financial instrument which is not another nonqualified deferred annuity contract (for example, if you asked us to transfer amounts to your brokerage account so you could buy mutual funds), it is treated just like a cash withdrawal. If the amount is exchanged to another nonqualified deferred annuity contract, whether issued by AXA Equitable or another insurance company, the transaction could qualify as a tax-deferred “partial 1035 exchange”. Part of your tax basis would stay with your contract and part would be allocated to the other nonqualified deferred annuity contract. You should discuss with your tax advisor the requirements for a partial 1035 exchange, particularly that withdrawing amounts from either the original contract or the new contract within 180 days of the exchange transaction could make the transaction taxable and reportable on your own tax return. To the extent that an amount is characterized as outside the contract, it would be fully taxable and not be eligible for a partial 1035 exchange in the case of a nonqualified contract.

If your contract is an IRA and the transfer is to a financial instrument which is not another IRA of the same type (for example, if you asked us to transfer amounts to your brokerage account so you could buy nonqualified mutual funds), it is treated just like a cash withdrawal. If it is a direct transfer to another IRA of the same type, AXA Equitable is not required to report on Form 1099-R if you request us to directly transfer any part of

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your contract’s account value directly to another IRA of the same type in a tax-free transfer. To the extent that an amount is characterized as outside the contract, it would be fully taxable and it would not be eligible for a direct transfer, or if received in cash, could not be rolled over to an eligible retirement plan.

More information about this offer

If you accept this offer and elect the Full Buyout Option, you will receive an endorsement to your contract that terminates your GMIB, GMDB, EEB, and replaces your standard death benefit with the return of account value death benefit. If you accept this offer and elect the Partial Buyout Option, you will receive an endorsement to your contract that reduces your GMIB, GMDB, EEB and the standard death benefit by 50%. Under the Partial Buyout Option, your contributions in the contract will be reduced by the dollar amount of the Special Credit Amount plus 50% of your account value on the Valuation Date, any remaining dollar-for-dollar withdrawal amount for your Guaranteed Benefits for that contract year will be reduced by 50%, any remaining free withdrawal amount for that contract year will be reduced or eliminated and the free withdrawal amount and dollar-for-dollar withdrawal amount will be reduced in future years.

You will not incur any new fees or charges as a result of accepting this offer although accepting the offer includes paying a pro rata portion of any applicable GMIB, GMDB and EEB charge on the Transaction Date. All expenses we incur in connection with this offer, including legal, accounting and other fees and expenses, will be paid by us and have no effect on your contract regardless of whether or not you accept this offer.

The Special Credit Amount is not a contribution and is not subject to any credits that may apply if you have an Accumulator® PlusSM contract. Therefore, you will not receive any such credit if you accept this offer. The Company will not recover the amount of any credits under an Accumulator® PlusSM contract if a withdrawal, transfer or exchange is made in connection with the offer.

If you elect the Partial Buyout Option, you must also provide instructions concerning the Partial Buyout Option Transaction Amount which may include, depending on whether you are withdrawing, transferring or exchanging, routing instructions, transfer instructions and exchange instructions. If any such information is incomplete or incorrect, your acceptance of the offer will not be considered received in good order.

Although we do not directly compensate your financial professional based on your acceptance of this offer, your financial professional may receive payments of varying amounts that may provide an incentive in recommending (1) whether or not you should accept this offer and (2) which option to elect. For example, if you accept the Full Buyout Option and choose to remain invested in your contract, the total dollar amount of any ongoing annual compensation to your financial professional and his or her firm may increase because your account value increased. Or, if you accept the Full Buyout Option and then transfer or exchange this contract for another financial instrument (including a New Contract) or surrender and purchase another investment product, your financial professional may receive compensation upon completion of that transfer, exchange or purchase. Likewise, if you accept the Partial Buyout Option and transfer or exchange the Partial Buyout Option Transaction Amount into another financial instrument (including a New Contract) or surrender and purchase another investment product, your financial professional may receive compensation upon completion of that transfer, exchange or purchase. You should contact your financial professional for information about the compensation he or she receives. For additional information about compensation paid to your financial professional, see “Distribution of the contracts” in “More information” in your Prospectus.

The offer may vary for certain contracts and in certain states and may not be available for all contracts, in all states, at all times or through all financial intermediaries. We may suspend, modify, or terminate the offer at any time. In the future, we may make new, additional or modified offers in connection with these benefits with different terms that may be more or less favorable than the terms described herein. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group. If you accept the offer and elect the Full Buyout Option upon termination of your GMIB, GMDB, EEB and the availability of the standard death benefit, you will not be eligible for any future offers related to those type of guaranteed benefits even if such future offer would have included a greater offer amount or different payment or incentive. You may currently be receiving this offer as part of a group of remaining contract owners who did not accept a prior offer which may have been more favorable to you.

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Appendix I

Guaranteed Benefits and Standard Death Benefit Information

Guaranteed minimum death benefit base and Guaranteed minimum income benefit base

The Guaranteed minimum death benefit base and the Guaranteed minimum income benefit base (hereinafter, in this section called your “benefit base”) is used to calculate the Guaranteed minimum income benefit and the death benefits, as described in this section. The Guaranteed minimum income benefit and any enhanced death benefit will be calculated as described below whether these options are elected individually or in combination. Your benefit base is not an account value or a cash value. See also “Guaranteed minimum death benefit” below.

Standard death benefit. Your benefit base is equal to:

•

your initial contribution and any additional contributions to the contract; less a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

6 1/2% (6%, or 5%, if applicable) Roll-Up to age 85 (used for the Greater of 6 1/2% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, AND for the Greater of 5% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit AND for the Guaranteed minimum income benefit). Your benefit base is equal to:

•	your initial contribution and any additional contributions to the contract; plus

•	daily roll-up; less

•

a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under “Accessing your money” and the section entitled “Charges and expenses” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts.

The effective annual roll-up rate credited to this benefit base is:

•

6 1/2% (6%, or 5%, if applicable) with respect to the variable investment options (including amounts allocated to the account for special money market dollar cost averaging under Accumulator® PlusSM and Accumulator® SelectSM contracts but excluding all other amounts allocated to the EQ/Money Market variable investment option), and the account for special dollar cost averaging (under Accumulator® and Accumulator® EliteSM contracts only). Certain versions of the contracts also exclude amounts allocated to the EQ/Intermediate Government Bond variable investment option; the effective annual rate may be 4% in some states. Please see “State contract availability and/or variations of certain features and benefits” in your Prospectus to see what applies in your state; and

•

3% with respect to the EQ/Money Market variable investment option (certain versions of the contracts also include the EQ/Intermediate Government Bond variable investment option), the fixed maturity options, the guaranteed interest option and the loan reserve account under Rollover TSA (if applicable).

The benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday.

Please see “Our administrative procedures for calculating your Roll-Up benefit base following a transfer” in your Prospectus for more information about how we calculate your Roll-Up benefit base when you transfer account values between investment options with a higher Roll-Up rate (5-6 1/2%) and investment options with a lower Roll-Up rate (3%).

Annual Ratchet to age 85 (used for the Annual Ratchet to age 85 enhanced death benefit, the Greater of 6 1/2% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, the Greater of 5% Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, AND for the Guaranteed minimum income benefit). If you have not taken a withdrawal from your contract, your benefit base is equal to the greater of either:

•	your initial contribution to the contract (plus any additional contributions),

-or-

•

your highest account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet).

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If you have taken a withdrawal from your contract, your benefit base will be reduced from the amount described above. See “Accessing your money” in your Prospectus. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges do not apply to Accumulator® SelectSM contracts. At any time after a withdrawal, your benefit base is equal to the greater of either:

•	your benefit base immediately following the most recent withdrawal (plus any additional contributions made after the date of such withdrawal),

-or-

•

your highest account value on any contract date anniversary after the date of the most recent withdrawal, up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

Greater of 6 1/2% (6%, or 5%, if applicable) Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit AND the Guaranteed minimum income benefit. Your benefit base is equal to the greater of the benefit base computed for the 6 1/2% (6%, or 5%, if applicable) Roll-Up to age 85 or the benefit base computed for the Annual Ratchet to age 85, as described immediately above, on each contract date anniversary. For the Guaranteed minimum income benefit, the benefit base is reduced by any applicable withdrawal charge remaining when the option is exercised. For more information, see “Withdrawal charge” in “Charges and expenses” in your Prospectus. Please note that withdrawal charges to not apply to Accumulator® Select contracts.

Guaranteed minimum income benefit and the Roll-up benefit base reset

You will be eligible to reset your Guaranteed minimum income benefit Roll-Up benefit base on any contract date anniversary until the contract date anniversary following age 75 (or age 80 for certain contracts), if your contract has an annual reset. If your contract has a five year reset, you may reset the Roll-up benefit base to equal the account value on any 5th or later contract date anniversary, until the contract date anniversary following age 75. If you elected the Guaranteed minimum income benefit without the Greater of 6 1/2% (or 6% if applicable) Roll-Up to age 85 or Annual Ratchet to age 85 enhanced death benefit, you may reset its Roll-Up benefit base on each contract date anniversary until the contract date anniversary following age 75 AND your investment option choices will be limited to the guaranteed interest option, the account for special dollar cost averaging (for Accumulator® and Accumulator® EliteSM contracts) or the account for special money market dollar cost averaging (for Accumulator® PlusSM and Accumulator® SelectSM contracts) and the permitted variable investment options. See “What are your investment options under the contract?” in your Prospectus. The reset amount would equal the account value as of the contract date anniversary on which you reset your Roll-Up benefit base. The Roll-Up continues to age 85 on any reset benefit base.

If you elected both the Guaranteed minimum income benefit AND the Greater of the 6 1/2% (or 6%) Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit (the “Greater of enhanced death benefit”), you will be eligible to reset the Roll-Up benefit base for these guaranteed benefits to equal the account value on any contract date anniversary until the contract date anniversary following age 75, and your investment options will not be restricted. If you elected both options, they are not available with different Roll-Up benefit bases: each option must include either the 6 1/2% Roll-Up or 6% Roll-Up benefit base. We will send you a notice in each year that the Roll-Up benefit base is eligible to be reset, and you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program.

It is important to note that once you have reset your Roll-Up benefit base, a new waiting period to exercise the Guaranteed minimum income benefit will apply from the date of the reset: you may not exercise until the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset. For certain contracts, this may not be later than the contract date anniversary following age 85. See “Exercise rules” under “Guaranteed minimum income benefit” in your Prospectus for more information. Please note that in almost all cases, resetting your Roll-Up benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-Up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See “Charges and expenses” in your Prospectus.

Guaranteed minimum death benefit

Your contract provides a standard death benefit. The standard death benefit is equal to your total contributions, adjusted for any withdrawals (and any associated withdrawal charges, if applicable under your Accumulator® Series contract). Once your contract is issued, you may not change or voluntarily terminate your death benefit.

If you elected one of the enhanced death benefits, the death benefit is equal to your account value (without adjustment for any otherwise applicable negative market value adjustment) as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or your elected enhanced death benefit on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for any subsequent withdrawals (and associated withdrawal charges, if applicable under your Accumulator® Series contract), whichever provides the higher amount. See “Payment of death benefit” in your Prospectus for more information.

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If you elected one of the enhanced death benefits and change ownership of the contract, generally the benefit will automatically terminate, except under certain circumstances. If this occurs, any enhanced death benefit elected will be replaced with the standard death benefit. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” in your Prospectus for more information.

Earnings enhancement benefit (or Protection PlusSM)

The Earnings enhancement benefit provides an additional death benefit. If you elected the Earnings enhancement benefit described below and change ownership of the contract, generally this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” in your Prospectus for more information.

If the owner (or older joint owner, if applicable) is 70 or younger when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is 70 or younger when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 40% of:

the greater of:

(i)	the account value, or

(ii)	any applicable death benefit

decreased by:

(iii)	total net contributions.

For purposes of calculating your Earnings enhancement benefit, the following applies: (i) “Net contributions” are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint owner not continued the contract plus any subsequent contributions) adjusted for each withdrawal that exceeds your Earnings enhancement benefit earnings. “Net contributions” are reduced by the amount of that excess. Earnings enhancement benefit earnings are equal to (a) minus (b) where (a) is the greater of the account value and the death benefit immediately prior to the withdrawal, and (b) is the net contributions as adjusted by any prior withdrawals (for Accumulator® PlusSM contracts, credit amounts are not included in “net contributions”); and (ii) “Death benefit” is equal to the greater of the account value as of the date we receive satisfactory proof of death or any applicable Guaranteed minimum death benefit as of the date of death.

For Accumulator® PlusSM contracts, for purposes of calculating your Earnings enhancement benefit, if any contributions are made in the one-year period prior to death of the owner (or older joint owner, if applicable), the account value will not include any credits applied in the one-year period prior to death.

If the owner (or older joint owner, if applicable) is age 71 through 75 when we issue your contract (or if the spouse beneficiary or younger spouse joint owner is between the ages of 71 and 75 when he or she becomes the successor owner and the Earnings enhancement benefit had been elected at issue), the additional death benefit will be 25% of:

the greater of:

(i)	the account value, or

(ii)	any applicable death benefit

decreased by:

(iii)	total net contributions.

The value of the Earnings enhancement benefit is frozen on the first contract date anniversary after the owner (or older joint owner, if applicable) turns age 80, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current account value that is being withdrawn and we reduce the benefit by that percentage. For example, if the account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 × 0.40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

For contracts continued under Spousal continuation, upon the death of the spouse (or older spouse, in the case of jointly owned contracts), the account value will be increased by the value of the Earnings enhancement benefit as of the date we receive due proof of death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse’s death for the remainder of the contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the Earnings enhancement benefit) in a lump sum. See “Spousal continuation” in “Payment of death benefit” in your Prospectus for more information.

13

Appendix II

Exchange Offer Program

If you are considering purchasing a New Contract you should contact your financial professional, who will be able to explain the features of the New Contract, and provide you with the proper forms and application necessary to complete the transaction. New Contracts can only be purchased through a broker-dealer and are not available in all states or through all broker-dealer firms.

AXA Equitable will permit owners of the contracts included in this offer to exchange their existing contract or Partial Buyout Option Transaction Amount at net asset value for a New Contract. If you accept the Full Buyout Option, this exchange offer program is available if you accept our offer and exchange your existing contract for a New Contract no later than 30 days after the expiration date shown in your offer letter. If you accept the Partial Buyout Option, this exchange offer program is only available for the Partial Buyout Option Transaction Amount. If you are considering exchanging your current contract or Partial Buyout Option Transaction Amount for a New Contract and would like a copy of the prospectus for the New Contract, contact your financial professional.

Under this exchange offer program, the surrender of your existing contract or Partial Buyout Option Transaction Amount will not trigger a withdrawal charge. The account value attributable to your existing contract or Partial Buyout Option Transaction Amount would not be subject to any withdrawal charge under the New Contract (but would be subject to all other charges and fees under the New Contract). You should carefully consider whether an exchange is appropriate for you by comparing the features and benefits provided by your existing contract to the benefits and features provided by the New Contracts and other investment products. The New Contracts do not provide the same guaranteed benefits, including the guaranteed lifetime income provided by the GMIB, that your contract provides. You should also compare the fees and charges of your existing contract to the fees and charges of the New Contract, which may be higher than the fees and charges under your existing contract and other investment products available to you. The purchase of a Structured Capital Strategies® Series ADV contract or an Investment Edge® ADV contract can only be purchased through an account established under a fee-based program offered by a registered investment adviser. The fees and charges of the fee-based program are separate from and in addition to the fees and charges of the New Contract and generally provide for various advisory and other services.

The following chart provides a summary comparison of some of the important features of your existing contract and the New Contracts. You should not rely solely on this chart in examining the differences between your existing contract and the New Contracts. There may be other differences important for you to consider prior to purchasing a New Contract. You should read your Prospectus and other information related to your existing contract prior to requesting an exchange to a New Contract. If you would like a prospectus for a New Contract contact your financial professional. Please note, this chart does not create or modify any existing rights or benefits, all of which are only established by your existing contract.

14

Comparison of your existing contract and the New Contracts

	Existing Contracts		New Contracts*

Existing Contracts prior to
accepting offer and after
accepting the Partial
Buyout Option for:
Accumulator® (Series ’04
through 8.0)
Accumulator®,
Accumulator® PlusSM,
Accumulator® EliteSM, and
Accumulator® SelectSM
Series[1]

		Existing Contracts after accepting the Full Buyout Option for: Accumulator® (Series ’04 through 8.0) Accumulator®, Accumulator® PlusSM, Accumulator® EliteSM, and Accumulator® SelectSM Series[1]	Structured Capital Strategies® Series C Contract[2]	Structured Capital Strategies® Series ADV Contract[2]	Investment Edge® 15.0 Investment Edge® Select Contract[3]	Investment Edge® 15.0 Investment Edge® ADV Contract[3]
Annual Administrative Charge	$0 – $30[4]	$0 – $30[4]	None	None	$0 – $50[5]	None
Total Separate Account Annual Expenses	1.25% – 1.70%	1.25% – 1.70%	1.65%	0.65%	1.25%	0.30%
Maximum Withdrawal Charge	0% – 8%	0% – 8%	N/A	N/A	N/A	N/A
Guaranteed Minimum Income Benefit Charge[6]	0.65% – 1.10%	N/A	N/A	N/A	N/A	N/A
Guaranteed Minimum Death Benefit charge	0% – 1.15%	N/A	N/A	N/A	0.6% – 40%[7]	0.6% – 40%[7]
Earning Enhancement Benefit Charge	0.35% (Only applicable to Accumulator® Series ‘06/’06.5 and ‘07/’07.5 contracts)	N/A	N/A	N/A	N/A	N/A
Protection PlusSM Benefit Charge	0.35% (Only applicable to Accumulator® Series ’04 contracts)	N/A	N/A	N/A	N/A	N/A
Choice Cost[8]	N/A	N/A	3% or 5%	3% or 5%	N/A	N/A
Standard Death Benefit

The greater of: (i) your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and all information and forms necessary to effect payment; and (ii) your total contributions, adjusted for withdrawals (and any associated withdrawal charges, if applicable).

		Your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and all information and forms necessary to effect payment.	Your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and all information and forms necessary to effect payment.	Your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and all information and forms necessary to effect payment.	Your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and all information and forms necessary to effect payment.	Your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and all information and forms necessary to effect payment.
Variable Investment Options[9]	37	37	3	3	134	134
Structured Investment Options[10]	N/A	N/A	21	21	N/A	N/A
Lifetime minimum guaranteed interest rate in the guaranteed interest option	1% – 3%	1% – 3%	N/A	N/A	N/A	N/A
Fixed Maturity Options[11]	Yes	Yes	No	No	No	No

	Existing Contracts		New Contracts*

Existing Contracts prior to
accepting offer and after
accepting the Partial
Buyout Option for:
Accumulator® (Series ’04
through 8.0)
Accumulator®,
Accumulator® PlusSM,
Accumulator® EliteSM, and
Accumulator® SelectSM
Series[1]

		Existing Contracts after accepting the Full Buyout Option for: Accumulator® (Series ’04 through 8.0) Accumulator®, Accumulator® PlusSM, Accumulator® EliteSM, and Accumulator® SelectSM Series[1]	Structured Capital Strategies® Series C Contract[2]	Structured Capital Strategies® Series ADV Contract[2]	Investment Edge® 15.0 Investment Edge® Select Contract[3]	Investment Edge® 15.0 Investment Edge® ADV Contract[3]
Annual Fund Facilitation Fee	No	No	No	No	No	Maximum charge: 0.70% Current charge[12]: 0.00%
Mandatory Fee Based Program	No	No	No	Yes[13]	No	Yes[13]
Loan Features (If your employer’s plan permits)	Yes - Applicable to Accumulator® Series ‘04 through 8.0 contracts	Yes - Applicable to Accumulator® Series ‘04 through 8.0 contracts	No	No	No	No
Sources of Permitted Subsequent Contributions	• Full or partial excha nge, rollover or direct transfer from another annuity contract or other eligible invest ment • After tax check	• Full or partial excha nge, rollover or direct transfer from another annuity contract or other eligible invest ment • After tax check	• Full or partial excha nge, rollover or direct transfer from another annuity contract or other eligible invest ment	• Full or partial excha nge, rollover or direct transfer from another annuity contract or other eligible invest ment	• Full or partial excha nge, rollover or direct transfer from an Existing Contract	• Full or partial excha nge, rollover or direct transfer from an Existing Contract

*	A New Contract may not be available in all states. Please speak with your financial professional or our customer service representative for further information.
1

The Accumulator® Series Prospectus offers a variable deferred annuity contract to accumulate value on a tax deferred basis by investing in one or more investment options, including variable and fixed investment options. For more information, please refer to the Accumulator® Series Prospectus.

2

The Structured Capital Strategies® Prospectus offers a variable and indexed-deferred annuity contract to accumulate value on a tax deferred basis by investing in variable investments options and/or structured investment options. Structured investment options provide performance tied to the performance of a securities or commodities indexed for a set period of time. Please note that if you exchange into a Structured Capital Strategies® Series ADV contract there are fees and expenses of a fee-based program that are separate from and in addition to the fees and expenses of the contract, including other conditions related to brokerage services. For more information, please refer to the Structured Capital Strategies® Prospectus.

3

The Investment Edge® and Investment Edge® 15.0 Prospectuses offer variable deferred annuity contracts to accumulate value on a tax deferred basis by investing in one or more variable investment options and provide a number of payout options. The Investment Edge® 15.0 Prospectus also provides a death benefit protection option. Please note that if you exchange into either Investment Edge® ADV contract there are fees and expenses of a fee-based program that are separate from and in addition to the fees and expenses of the contract, including other conditions related to brokerage services. For more information, please refer to the Investment Edge® and/or Investment Edge® 15.0 Prospectus.

4	The charge, if applicable, is $30 for each contract year. If the contract is surrendered or annuitized, or a death benefit is paid on any date other than a contract anniversary, we will deduct a pro rata portion of the annual administrative charge for that year.
5	Beginning with your first contract date anniversary, we will deduct a charge of $50 on any contract date anniversary on which your account value is less than $50,000. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year. Otherwise, we will deduct the full charge. This charge will no longer apply to NQ contracts following election of an Income Edge payment program, even if your account value falls below $50,000.
6

Not all guaranteed benefits may be currently available to you since certain guaranteed benefits had to be elected at issue of the contract and/or are not available in combination with other elected guaranteed benefits. Please refer to your Accumulator® Series Prospectus for more information.

7

The charge, if applicable, is calculated daily as a percentage of your net amount at risk and deducted annually on each contract date anniversary for which the benefit is in effect. If on any date other than the contract date anniversary your contract is surrendered or annuitized, Income Edge® is elected and becomes effective, a death benefit is paid, or the death benefit is terminated, we will deduct the cumulative accrued charge for that year from your account value.

8

Choice cost is a charge which is only applicable if a contract owner elects to invest in Choice Segments under the Structured Capital Strategies® contract. Subject to certain conditions, Choice cost is equal to 3% or 5% for a Choice Segment to the corresponding 3-year or 5-year segment duration that you elect. For more information on Choice costs, please refer to the Structured Capital Strategies® Prospectus. If a withdrawal is taken from a Segment prior to the Segment Maturity Date the Segment Investment and Segment Interim Value will be adjusted.

9	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

10

The Structured Investment Option permits you to invest in one or more Segments, each of which provides performance tied to the performance of an index such as the S&P 500 Price Return Index (the “Index”), for a set period of time. The Structured Investment Option does not involve an investment in any underlying portfolio. Instead, it is an obligation of AXA Equitable. Unlike an index fund, the Structured Investment Option provides a return at maturity designed to provide protection against certain decreases in the Index in exchange for a limitation on participation in certain increases in the Index. The extent of the downside protection at maturity ranges from the first 10%, 20%, or 30% of loss. This means that you could lose up to 70% of your principal with a -30% Segment Buffer, up to 80% of your principal with a -20% Segment Buffer and up to 90% of your principal with a -10% Segment Buffer. See the Structured Capital Strategies® Prospectus for more information.

11	Fixed Maturity Options offer a fixed rate of interest if held to maturity. Fixed Maturity Options generally have maturity dates that range from one to ten years. Withdrawals or transfers from a Fixed Maturity Option prior to maturity may be subject to a market value adjustment, which may increase or decrease the account value. See “fixed maturity options” in your Prospectus for more information. This feature is not available in all contracts or in all states.
12	Currently, we do not charge this fee for any variable investment option Investment Edge 15.0 offers.
13	The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the annuity contract. You should consult with your program sponsor for more details about your particular fee-based arrangement.

For current offer amounts, you can login to your account by visiting www.us.axa.com or call us at the number listed below.

If you have any questions about this offer or would like a copy of the current Prospectus for your contract, contact your financial professional or call us directly at 1-866-638-0550.

18

October 16, 2015 Important opportunity concerning your AXA Equitable Accumulator® Annuity

[Mr. John Doe]

[123 Main Street] First Day to accept offer: December 7, 2015 [Apt. 1] Acceptance must be received by February 19, 2016

[Anytown], [NY] [12345] Contract Number: [xxxxxxxxxx]

Dear [Mr. John Doe],

When you purchased your Accumulator® variable annuity, you chose a guaranteed minimum income benefit (GMIB), a guaranteed minimum death benefit (GMDB), and, perhaps, the earnings enhancement benefit (EEB, also known as Protection Plus). At the time, you opted to include these features with your own unique financial needs and goals in mind.

We have offered contract holders an opportunity to cancel certain guaranteed benefits in exchange for increased account value in the past. You may have chosen not to take advantage of that previous offer, but we recognize that circumstances change – sometimes suddenly – and the flexibility of having access to more assets may now be more appealing to you than maintaining your guaranteed benefits.

That’s why we’re reaching out to you today with our new Full Buyout Offer. If you choose to accept it, AXA Equitable would increase your annuity account value, giving you access to more money for immediate needs and goals or reinvestment in other financial products. In return, your guaranteed benefits would be canceled. At the time of acceptance, a prorated charge for the benefits will be deducted, but going forward you would no longer pay annual charges for these benefits.

Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up. Only you can make the individual decision that’s best for you and your loved ones, but we encourage you to seek the guidance of your financial, legal and tax professionals and carefully read the enclosed brochure and prospectus supplement.

To accept our offer, simply complete the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit

Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept our offer, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash Managing Director

AXA Equitable, Retirement Savings

GMIB/DB 2015 AXA Equitable Life Insurance Company B2 Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

.

AXA Equitable Accumulator®

Offer Summary

Accept the offer

All figures are as of [DATE], and Cancel Your Keep Your unless otherwise indicated Guaranteed Benefits Guaranteed Benefits

Special Credit Amount [$AMT] None Less Prorated Charges [$AMT] N/A

} Increase in your Annuity Account Value [$AMT] None Annuity Account Value (AAV) [$AMT] [$AMT] Withdrawal Charges (CWC) Limited Waiver [$AMT] Monthly Guaranteed Minimum Income

None [$AMT]

Benefit (GMIB) Lifetime Payout

GMIB Benefit Base None [$AMT] Guaranteed Minimum Death Benefit (GMDB) None [$AMT] Standard Death Benefit None [$AMT] Earnings Enhancement Benefit (EEB),

N/A [$AMT]

aka Protection Plus

[$AMT]

Total Annual Charges

Paid on your

for your Guaranteed Benefits N/A

last contract Contract anniversary date: [DATE] anniversary date

To Accept The Offer:

Online

1. Go to www.us.axa.com

2. Log in to your account

3. Click on “Guaranteed Benefit Offer Acceptance”

Fax or Mail

1. On the form attached to the right, check the box indicating that you wish to accept the offer. Sign and date under the offer description.

2. If you spoke with the financial professional named on your account statement, check the box at the bottom of the form.

3. Return the completed form:

Via mail, using the enclosed prepaid envelope or

Via fax to 816-701-4960

Acceptance Form

[Mr. John Doe],

Contract Number [#########]

This form must be received by February 19, 2016

Complete this form and return via the prepaid envelope or fax to 816-701-4960.

I accept the FULL BUYOUT OFFER. By signing below, I acknowledge and understand:

• I accept the offer to cancel my GMIB, my GMDB, and EEB, if I have it, and increase my annuity account value.

I understand these benefits along with my standard death benefit will no longer apply.

• The death benefit under my contract will be the annuity account value with no guaranteed minimum or earnings enhancement benefit, as of the date AXA Equitable receives satisfactory proof of death and any other required information.

• Future annual guaranteed benefit charges will no longer be deducted from my contract, and past charges will not be refunded.

• I cannot revoke my acceptance of this offer once my acceptance is processed.

• The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.

• I acknowledge that the offer amount fluctuates daily.

• I can obtain a quote of the exact amount by logging on to www.us.axa.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I submit this properly completed form before 4:00 PM ET on the same day, or the next business day, if there are other policy transactions on the same day, except if the only other financial transaction is a full surrender or partial withdrawal. Neither of these transactions will result in any delay of the increase to my annuity account value; however, any partial withdrawal request will be processed on the next business date.

• I have received a prospectus supplement for this offer.

• I have considered the importance of tax advice in deciding to choose this option.

Primary Contract Owner/Authorized Signer Date Joint Contract Owner/Authorized Signer Date

Yes. I received advice from the financial professional named on my Account Statement.

1290 Avenue of the Americas New York, NY 10104 www.us.axa.com

Back Cover Disclosures

Changing times could mean changing your financial plans

Guaranteed Minimum Income Benefit Guaranteed Minimum Death Benefit And Earnings Changing your financial plans

Full Buyout Option

Enhancement Benefit Offer

Changing times could mean

New Times. New Options.Times change. Each week, each month, each year, new financial challenges arise and personal goals may change. When you purchased your Accumulator® variable annuity, you chose to include, and pay charges for, certain guaranteed features: the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB), and, if you selected it, the earnings enhancement benefit (EEB, also known as Protection Plus).We’re offering you more access to your financial assets now in return for your agreement to terminate your guaranteed benefits.A new opportunity may help you meet changing needsIn recent years, AXA Equitable has recognized that many annuity contract holders’ financial circumstances have changed, and accessing more of their account assets now is a higher priority than keeping their guaranteed benefits. We’ve previously made similar offers. You may have been eligible for one of these, but chose not to act at that time. Today, things may have changed for you, and immediate access to cash may now be more important than the guaranteed benefits for which you continue to pay. Perhaps now you would prefer to have access to cash to help address your needs, whatever they may be.The GMIB, GMDB, and EEB provide valuable benefits and you must carefully consider whether or not to terminate them.

Introducing our guaranteed benefit buyout offer For those who want to immediately unlock value in their guaranteed benefits, AXA Equitable is offering a Full Buyout. The Full Buyout allows you to increase your annuity account value in exchange for completely terminating your GMIB, GMDB, and, if applicable, EEB rider(s). The standard death benefit would no longer apply. In addition, we will temporarily waive withdrawal charges,1 giving you access to more money for immediate needs and goals or reinvestment in other financial products. Applicable prorated rider charges will be deducted at the time of acceptance. See page 5 for more details.This offer is entirely voluntary. If you do not want to accept the offer, you do not need to take any action at all, and your contract will remain as is.

YOUR CURRENT CONTRACT AFTER ACCEPTING THE OFFER

1 A withdrawal charge will not apply to any withd er than 30 days after the expiration date shown in the offer letter.

New Annuity Account Value can be fully withdrawn as cash, transferred to another financial product, or it can remain in the contract.

The New Death Benefit is the Return of Annuity

Account Value.

Applicable prorated chargesfor the guaranteed benefits will be deducted from the annuity account value at the time of acceptance

Guaranteed Benefits are Terminated

Full Buyout Amount+

Annuity Account Value

New Annuity Account Value

Guaranteed Benefits

Annuity Account Value

FULL

Buyout Option

Carefully consider your options to make your own best decision

You should carefully read all of the details of the offer in this brochure and the prospectus supplement to determine whether it makes sense for you. Ultimately, it depends on your personal financial circumstances, but below are some reasons for accepting or not accepting the offer. In considering the reasons below and any other factors relevant to you, you may wish to consult with your financial professional, other advisors, and your named beneficiaries.

Reasons for accepting the Full Buyout Reasons for not accepting the offer

Your circumstances have not changed since you

You have a more significant need for cash now. purchased the original contract and the reasons that led you to select these guaranteed benefits are still applicable.

Increasing your account value now is more important than keeping your guaranteed You have no immediate need for cash and no benefits in the future. desire to move your assets to another financial product.

You prefer the flexibility of reinvesting your assets in another financial product better suited to You are relying on the guaranteed minimum address your new goals. income benefit to fund your retirement.

You no longer need a guaranteed minimum You want to leave the guaranteed minimum death death benefit. benefit to your beneficiary(ies).

You have alternative sources of retirement income and no need for the guaranteed minimum income benefit.

Other important considerations

Do you expect to keep your contract long enough and live long enough to take full advantage of the guaranteed minimum income benefit?

How likely is it that you will change your mind? Guaranteed benefits cannot be reinstated once you accept the offer. AXA Equitable may or may not make offers like this in the future.

How do you expect the market to perform in the future?

What are the tax implications of accepting this offer?

Consider the tax implications

The tax implications of accepting this buyout offer will vary depending on the type of contract you own, your age, and other factors relating to your personal situation. You should also discuss with your tax advisor whether it makes sense for you to accept the buyout offer.

The offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. Therefore, we believe that as with other earnings, there will be no tax consequences until you take a withdrawal from or surrender your contract.

Amounts withdrawn from non-tax qualified deferred annuity contracts are taxable as ordinary income to the extent there is gain in your annuity contract (value in excess of the tax basis in your contract). If you are under age 59 1/2, an additional 10% federal income tax penalty may also apply.

You can generally continue to defer taxation (for a period of time) by retaining your contract or by exchanging your contract for another annuity contract in a tax-deferred 1035 exchange.

If your contract is an IRA, we believe that the amount added to your annuity account value would be treated as additional earnings and would not be taxable until withdrawn or surrendered. We would report any amount paid out from the contract to you in cash under the buyout offer on a Form 1099-R. If you are under age 59 1/2, an additional 10% federal income tax penalty may also apply.

Details about the offer

Terminate your GMIB, GMDB and EEB in return for increased annuity account value, immediate access to your financial assets, and reduced charges

This option provides the flexibility to redeploy assets to other financial products that may better meet your needs.

We’re offering to add value to your account in return for your agreement to terminate your GMIB and GMDB (and EEB, if you have it). You will gain access to cash sooner rather than later, and you’ll no longer pay annual charges for your guaranteed benefits in the future. We will also temporarily waive any applicable withdrawal charge, so you can even transfer the balance of your account to another financial product or immediately withdraw it without penalty.

Understand how the offer works

If you accept our offer, AXA Equitable will:

1. Immediately increase your annuity account value according to your allocation instructions on file – what you do with it is entirely up to you. You will have up to 30 days after the offer expiration to make a cash withdrawal of your new annuity account value without incurring any applicable withdrawal charge. You also have the option to exchange your contract for a variable annuity with AXA Equitable or another annuity issued by the provider of your choice. Or, you can keep the contract without the guaranteed benefit riders. See the prospectus supplement for details on all available options.4

2. Cancel your GMIB and GMDB (and EEB, if applicable). Your standard death benefit will no longer apply. If a death benefit is payable in the future, the amount payable to your beneficiaries would be equal to your annuity account value, which could be less than your contributions.

3. Deduct prorated annual charges associated with the guaranteed benefits from the annuity account value.

4. Stop future deductions of the GMIB and GMDB charges (and EEB charge, if applicable). 5

Bear in mind, you cannot revoke your acceptance once we’ve processed it.

4 The exact amount will depend on your account value and current market conditions when we determine the amount to be added receive to your annuity the properly contract completed value. We acceptance will determine form. the If there actual are offer any amount contract and transactions add it to your on the account day we on receive the business your form, day the we offer amount will be calculated and added on the next business day. For the current offer amount, call 866-638-0550.

5 Past GMIB, GMDB, and EEB charges will not be refunded. All other contract charges remain unchanged.

How we determine the Full Buyout offer amount

The Full Buyout offer amount is based on an actuarial calculation of the GMIB and GMDB contract reserves. These contract reserve calculations take into account:

The owner/annuitant’s life expectancy (based on age and gender)

The current and projected annuity account values

The current and projected GMIB and GMDB benefits

These calculations are based on large blocks of business, so we do not consider any individual’s health or need for retirement income in making this offer. Because these factors can fluctuate daily, the offer amount will change each business day.

For most contract holders, the amount of the Full Buyout offer is the greater of (i) approximately 70% of the actuarial valuation of the GMIB and GMDB reserves; and (ii) two times the GMIB and GMDB fee rate multiplied by the respective current benefit base.

For those who have withdrawn 25% or more of their annuity account value in any of the previous full contract years ending on or before June 30, 2015 or in the partial contract year from the most recent contract date anniversary through June 30, 2015, the offer amount will be the greater of (i) approximately 25% of the actuarial valuation of the GMIB and GMDB reserves; or (ii) the GMIB and GMDB fee rates multiplied by the respective current benefit base.

If you have the EEB, the offer amount is increased by one or two times the EEB fee rate multiplied by the current account value, depending on withdrawal history.

In general, the offer amount will be less than the difference between the value of the guaranteed benefits and the annuity account value. For more details on how the offer is calculated, review the prospectus supplement. For the most current offer amount, log in to www.us.axa.com.

Your decision

Why we are making this offer

In recent years, some contract holders have found that the opportunity to increase their annuity account value and the flexibility of taking a cash withdrawal or transferring assets to another investment product are now more important to them than their guaranteed benefits.

At the same time, AXA Equitable benefits because past market conditions and the ongoing low interest rate environment make maintaining these benefits costly to us.

It’s all about you and your loved ones

Whether this offer makes sense for you ultimately depends on your individual situation. Only you can decide whether keeping your guaranteed benefits or having immediate access to account value or cash is more important to you right now. Guaranteed benefits are valuable features of your contract, and you should not give them up without careful consideration because you cannot reinstate them once you accept our offer.

While your financial professional will not be directly compensated by AXA Equitable if you do or do not accept our offer, your financial professional could benefit depending on how you choose to use or reinvest your assets. Please remember, your decision should be based solely on your own needs, goals and personal wishes.

Review your guaranteed benefits now

The GMIB feature you have today ensures you will receive lifetime payments of at least a guaranteed minimum, regardless of how the investment options in your variable annuity contract perform. Generally, you would need to wait ten years after the issue date of your contract to begin receiving guaranteed annual annuity income. Several factors determine the amount of these annuity payments, including your benefit base and your age when you begin receiving payments.2 Your GMDB, which is either a standard death benefit3 or an enhanced death benefit, guarantees that your beneficiaries will receive a minimum amount of money — regardless of market performance — at the time of your death. You may have also chosen the EEB, an additional feature intended to increase the death benefit for your beneficiaries. Without the GMDB, standard death benefit and EEB, your beneficiaries will receive your annuity account value, which could change due to fluctuations in the investments that you choose to fund your annuity contract.

For more details about your current contract and your guaranteed benefits, see your Accumulator variable annuity prospectus.

2 Your contract provides that, in advance of exercising the income benefit, you could take annual withdrawals up to a certain percentage waiting periods, of the effect account of withdrawals value. Your and contract applicable and prospectus interest rates. contain more information about this benefit, including cost, 3 The standard death benefit is a return of premiums adjusted for withdrawals.

For more information on this important offer

Read all offer details in the enclosed Prospectus Supplement

Consult your financial, legal and tax professionals

Call AXA Equitable for help or with questions from 8:30 am to 5 pm ET at 866-638-0550

Log in to your online account at www.us.axa.com to see current offer amounts

To accept the offer

Complete the enclosed acceptance form. Mail the completed form(s) in the prepaid envelope or fax to 816-701-4960

Log in to your account at www.us.axa.com, and click on

“Guaranteed Benefit Offer Acceptance”

Inside Back Cover

Disclosures

For more information on this important offer

Read all offer details in the enclosed Prospectus Supplement

Consult your financial, legal and tax professionals

Call AXA Equitable for help or with questions from 8:30 am to 5 pm ET at 866-638-0550

Log in to your online account at www.us.axa.com to see current offer amounts

To accept the offer

Complete the enclosed acceptance form. Mail the completed form(s) in the prepaid envelope or fax to 816-701-4960

Log in to your account at www.us.axa.com, and click on

“Guaranteed Benefit Offer Acceptance”

Inside Back Cover

Disclosures

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by

AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

July 27, 2015 Important opportunity concerning your AXA Equitable Accumulator® Annuity’s why we’re reaching out to you today with two alternative options:

• Full Buyout Option. Increase your annuity account value, giving you access to more money for immediate needs and goals or reinvestment in other financial products. In return, we will cancel your guaranteed benefits, and you would no longer pay annual charges for these benefits. Applicable charges for the guaranteed benefits will be deducted from your annuity account value.

OR

• Partial Buyout Option. Retain a portion of your guaranteed benefits but still gain immediate access to a portion of your financial assets. Specifically, you would take 50% of your annuity account value from your contract (minus applicable charges for the guaranteed benefits), plus the Partial Buyout offer amount together, as a cash payment or transfer it to another financial product of your choice. In exchange, your current guaranteed benefit base will be reduced by 50%. The remaining 50% of your annuity account will remain in the contract.

Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up or reducing them. As only you can make the individual decision that’s best for you and your loved ones, we encourage you to seek the guidance of your financial, legal and tax professionals and carefully read the enclosed brochure and prospectus supplement.

You may only accept one option. To accept one of our offers, simply complete the proper section on the attached

Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept either of our offers, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash Managing Director

AXA Equitable, Retirement Savings

AXA Equitable Life Insurance Company Retirement Service Solution

GMIB/DB 2015 500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

[Mr. John Doe]

[123 Main Street] First Day to accept offer: December 7, 2015 [Apt. 1] Acceptance must be received by February 19, 2016

[Anytown], [NY] [12345] Contract Number: [xxxxxxxxxx]

Dear [Mr. John Doe],

When you purchased your Accumulator variable annuity, you chose certain guaranteed benefits, the guaranteed minimum income benefit (GMIB), a guaranteed minimum death benefit (GMDB), and, perhaps, the earnings enhancement benefit (EEB, also known as Protection Plus). At the time, you opted to include these features with your own unique financial needs and goals in mind.

We have offered contract holders an opportunity to cancel certain guaranteed benefits in exchange for increased account value in the past. At the time, you may have chosen not to take advantage of that offer, but we recognize that circumstances change – sometimes suddenly – and the flexibility of having access to more assets may now be more appealing to you than maintaining your guaranteed benefits. It

AXA Equitable Accumulator®

Offer Summary Comparison

All figures are as of [DATE], unless otherwise indicated	Full Buyout Option: Cancel Your Guaranteed Benefits	Partial Buyout Option: Cancel 50% of Your Guaranteed Benefits	Keep Your Guaranteed Benefits
Special Credit Amount	[$AMT]	[$AMT]	None
Less Prorated Charges	[$AMT]	[$AMT]	N/A
Increase in your Annuity Account Value	[$AMT]	N/A	None
Amount you receive (cash or transfer) (50% AAV + Special Credit Amount - Prorated Charges)	N/A	[$AMT]	None
Annuity Account Value (AAV)	[$AMT]	[$AMT]	[$AMT]
Withdrawal Charges (CWC)	Limited Waiver	Limited Waiver*	[$AMT]
Monthly Guaranteed Minimum Income Benefit (GMIB) Lifetime Payout	None	[$AMT]**	[$AMT]
GMIB Benefit Base	None	[$AMT]	[$AMT]
Guaranteed Minimum Death Benefit (GMDB)	None	[$AMT]	[$AMT]
Standard Death Benefit	None	[$AMT]	[$AMT]
Earnings Enhancement Benefit (EEB), aka Protection Plus	N/A	[$AMT]	[$AMT]
Total Annual Charges for your Guaranteed Benefits Contract anniversary date: [DATE]	N/A	[$AMT] Based on amount paid last contract anniversary date	[$AMT] Paid on your last contract anniversary date

*A CWC waiver will apply at the time of offer acceptance only

**Payment amount may be different if withdrawal charges apply when the GMIB is exercised.

To Accept One Of The Options:

Online

1. Go to www.us.axa.com
2. Log in to your account
3. Click on "Guaranteed Benefit Offer Acceptance"

Fax or Mail

1. On the form attached to the right, check the appropriate box for the offer you wish to accept. Sign and date under the corresponding offer description. You can only accept one of the offers.
2. If you are accepting the Partial Buyout Offer, select the preferred payment method.
3. If you spoke with the financial professional named on your account statement, check the box at the bottom of the form.
4. Return the completed form:
   - Via mail, using the enclosed prepaid envelope or
   - Via fax to 816-701-4960

If you are accepting the Partial Buyout Offer and wish to make a transfer or exchange, enclose all appropriate documents.

Acceptance Form

[Mr. John Doe],
Contract Number [#########]
This form must be received by **February 19, 2016**

You can select only one of the options below.
Complete this form and return via the prepaid envelope or fax to 816-701-4960.

Full Buyout Option

❑ **I accept the FULL BUYOUT OPTION. By signing below, I acknowledge and understand:**

- I accept the offer to cancel my GMIB, my GMDB, and EEB, if I have it, and increase my annuity account value. I understand these benefits along with my standard death benefit will no longer apply.
- The death benefit under my contract will be the annuity account value with no guaranteed minimum or earnings enhancement benefit, as of the date AXA Equitable receives satisfactory proof of death and any other required information.
- Future annual guaranteed benefit charges will no longer be deducted from my contract, and past charges will not be refunded.
- I cannot revoke my acceptance of this offer once my acceptance is processed.
- The exact amount of the increase to my annuity account value will be based on the date this properly completed form is received by your processing office.
- I acknowledge that the offer amount fluctuates daily.
- I can obtain a quote of the exact amount by logging on to www.us.axa.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I submit this properly completed form before 4:00 PM ET on the same day, or the next business day, if there are other policy transactions on the same day, except if the only other financial transaction is a full surrender or partial withdrawal. Neither of these transactions will result in any delay of the increase to my annuity account value; however, any partial withdrawal request will be processed on the next business date.
- I have received a prospectus supplement for this offer.
- I have considered the importance of tax advice in deciding to choose this option.

Primary Contract Owner/Authorized Signer Date

Joint Contract Owner/Authorized Signer Date

Partial Buyout Option

❑ **I accept the PARTIAL BUYOUT OPTION offer.**

Select your preferred payment method below.
You must select only one option.

❑ Send me a check.

OR

❑ I want to transfer/exchange my 50% of my AAV plus my offer amount to another financial product. All required paperwork is attached. I understand my offer acceptance will not be processed until my transfer/exchange paperwork and any other required paperwork is received in good order.

By signing below, I acknowledge and understand:

- I accept the offer to cancel 50% of my GMIB, my GMDB, the standard death benefit and EEB, if I have it. I understand these benefits will be reduced.
- My GMIB and GMDB will continue to roll up at the rate specified in my contract. If applicable, the No Lapse Guaranteed feature will not be terminated. Past charges will not be refunded.
- I cannot revoke my acceptance of this offer once my acceptance is processed.
- The exact amount of the offer will be based on the date this properly completed form and my Offer Election Payment information and required paperwork are received by your processing office.
- I acknowledge that the offer amount fluctuates daily.
- I can obtain a quote of the exact amount by logging on to www.us.axa.com or by calling 866-638-0550. You will process my acceptance of that amount when I fax this properly completed form and Offer Election Payment instructions before 4:00 PM ET on the same day, or the next business day, if there are other policy transaction on the same day, except if the only other financial transaction is a partial withdrawal. This transaction will not result in any delay of my offer acceptance, however the partial withdrawal request will be processed on the next business date.
- I have received a prospectus supplement for this offer.
- I have considered the importance of tax advice in deciding to choose this option.

Primary Contract Owner/Authorized Signer Date

Joint Contract Owner/Authorized Signer Date

❑ **Yes. I received advice from the financial professional named on my Account Statement.**

1290 Avenue of the Americas New York, NY 10104 www.us.axa.com

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and variable annuities are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable,

AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age

59 1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims paying ability of the issuing insurance company.

Please consider the charges, risks, expenses, and investment objectives carefully before purchasing a variable annuity. For a prospectus containing this and other information please contact a financial professional. Read it carefully before you invest or send money.

An annuity is a long term financial product designed for retirement purposes. There are fees and charges associated with a variable annuity contract, which include, but are not limited to, operations charges, sales and withdrawal charges, administrative fees, and additional charges for optional benefits. Annuities contain certain restrictions and limitations. For costs and complete details contact a financial professional.

“AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC. The obligations of AXA Equitable Life Insurance Company are backed solely by their claims-paying ability.

GE-106849 (11/15)

A

Changing times could mean changing your financial plans

Guaranteed Minimum Income Benefit Guaranteed Minimum Death Benefit And Earnings Enhancement Benefit Offer

New Times. New Options.

Times change. Each week, each month, each year, new financial challenges arise and personal goals may change.

When you purchased your Accumulator® variable annuity, you chose to include, and pay charges for, certain guaranteed features – the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB), and, if you selected it, the earnings enhancement benefit (EEB, also known as Protection Plus).

Now we’re offering you access to your financial assets in return for your agreement to cancel or reduce your guaranteed benefits.

New opportunities may help you meet changing needs

In recent years, AXA Equitable recognized that many annuity contract holders’ financial circumstances periodically change, and that they could benefit from immediate access to a portion of their guaranteed benefits to meet needs that are now a higher priority than keeping those benefits. We’ve previously made similar offers; you may have been eligible for one of these and chose not to act.

But, today, maybe things have changed for you, and immediate access to cash may now be more important than the guaranteed benefits you continue to pay for. Perhaps now you would prefer to have access to cash to help address your needs, whatever they may be.

The GMIB, GMDB and EEB provide valuable benefits and you must carefully consider whether or not to terminate or reduce them.

Introducing two new guaranteed benefit buyout offers

For those who want to immediately unlock value in their guaranteed benefits, for a limited time AXA Equitable is now offering two new choices.

The **Full Buyout Option** allows you to increase your annuity account value in exchange for completely terminating your GMIB, GMDB, and, if applicable, EEB rider(s). In addition, we will temporarily waive withdrawal charges[1], giving you access to more money for immediate needs and goals or reinvestment in other financial products.

Applicable pro-rated rider charges will be deducted at the time of acceptance.
See pages 5-6 for more details.

The **Partial Buyout Option** is for those who want to access a portion of their contract now, but still wish to retain half of their current guaranteed benefits. Specifically, we would distribute from your contract 50% of your annuity account value plus the Partial Buyout offer amount, minus applicable prorated rider charges[2], as a cash payment or transfer/exchange it to another financial product of your choice. In exchange, your guaranteed benefit base will be reduced by 50%. The remaining 50% of your annuity account value will remain in the contract.
See pages 7-8 for more details.

You can only accept one of the offers. This offer is entirely voluntary. If you do not want to accept either option, you do not need to take any action at all, and your contract will remain as is.


YOUR CURRENT CONTRACT
Guaranteed Benefits
Annuity Account Value
FULL
Buyout Option
AFTER ACCEPTING THE OFFER
New Annuity Account Value
Full Buyout Amount
+
Annuity Account Value
Guaranteed Benefits are Terminated
• New Annuity Account Value can be fully withdrawn as cash, transferred to another financial product, or it can remain in the contract.
• The New Death Benefit is the Return of Annuity Account Value.
• Applicable prorated charges for the guaranteed benefits will be deducted from the annuity account value at the time of acceptance.


YOUR CURRENT CONTRACT
Guaranteed Benefits
Annuity Account Value
PARTIAL
Buyout Option
AFTER ACCEPTING THE OFFER
Distributed from Contract as Cash or Transfer/Exchange
Partial Buyout Amount
+
50% Annuity Account Value
Remaining Contract
50% Guaranteed Benefit Bases
50% Annuity Account Value
• The "Partial Buyout Offer Amount + 50% Annuity Account Value" must be taken immediately as cash or transferred/exchanged to another financial product.
• Applicable prorated charges for the guaranteed benefits will be deducted from the annuity account value at the time of acceptance.

[1] A withdrawal charge will not apply to any withdrawals or exchange made no later than 30 days after the expiration date shown in the offer letter.

[2] Withdrawal charges will not apply to the 50% annuity account value reduction.

2

Carefully consider your options to make your own best decision

You should carefully read all of the details of the offer in this brochure and the prospectus supplement to determine whether it makes sense for you. Ultimately, it depends on your personal financial circumstances, but below are some reasons for accepting or not accepting the different options. In considering the reasons below, and any other factors relevant to you, you may wish to consult with your financial professional, other advisors and your named beneficiaries.

Reasons for accepting the Full Buyout Option Reasons for not accepting either offer

You have a more significant need for cash now, Your circumstances have not changed since you and the Partial Buyout offer is not sufficient to purchased the original contract and the reasons cover this need. that led you to select these guaranteed benefits are still applicable.

Increasing your account value now is more important than keeping your guaranteed benefits You have no immediate need for cash and in the future. no desire to move your assets to another financial product.

You prefer the flexibility of reinvesting your assets in another financial product better suited to You are relying on the full guaranteed minimum address your new goals. income benefit to fund your retirement.

You no longer need a guaranteed minimum death You want to leave the full guaranteed minimum benefit. death benefit to your beneficiary(ies).

You have alternative sources of retirement income and no need for the guaranteed minimum income benefit. Other important considerations

• Do you expect to keep your contract long enough

You no longer wish to pay the charges associated and live long enough to take full advantage with the guarantees. of the guaranteed minimum income benefit?

Reasons for accepting the Partial Buyout • How likely is it that you will change your mind? Option Guaranteed benefits cannot be reinstated once you accept the offer. AXA Equitable may or may

• You have need for cash now, and the Partial not make offers like this in the future. Buyout offer is sufficient to cover this need

How do you expect the market to perform

• You still wish to retain some of the guaranteed in the future? minimum death benefit (and if applicable, its full roll-up rate) for your beneficiary(ies). •What are the tax implications of accepting an offer?

• You still wish to retain some of the guaranteed minimum income benefit (and its full roll-up rate) to fund or supplement your retirement income.

You want to keep some of the guaranteed benefits, but also want the flexibility to transfer assets to another financial product that may be better suited to your new goals.

Review your guaranteed benefits now

The GMIB feature you have today ensures you will receive lifetime payments of at least a guaranteed minimum, regardless of how the investment options in your variable annuity contract perform. Generally, you would need to wait ten years after the issue date of your contract to begin receiving guaranteed annual annuity income. Several factors determine the amount of these annuity payments, including your benefit base and your age when you begin receiving payments.3 Your GMDB, which is either a standard death benefit4 or an enhanced death benefit, guarantees that your beneficiaries will receive a minimum amount of money – regardless of market performance – at the time of your death. Also, you may have chosen the EEB, an additional feature intended to increase the death benefit for your beneficiaries. Without the GMDB, standard death benefit and EEB, your beneficiaries will receive your annuity account value, which could change due to fluctuations in the investments you choose to fund your annuity contract.

For more details about your current contract and your guaranteed benefits, see your Accumulator® variable annuity prospectus.

Consider the tax implications

The tax implications of accepting a buyout offer could vary depending on the type of contract you own, your age and other factors relating to your personal situation, and which buyout offer you accept. You should discuss with your tax advisor whether it makes sense for you to accept either buyout offer.

In all cases, the offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. Therefore, we believe that as with other earnings, there will be no tax consequences until you take a withdrawal from or surrender your contract.

Amounts withdrawn from non-tax qualified deferred annuity contracts are taxable as ordinary income to the extent there is gain in your annuity contract (value in excess of the tax basis in your contract). If you are under age 59  1/2, an additional 10% federal income tax penalty may also apply.

If you accept a full buyout offer, you can generally continue to defer taxation (for a period of time) by retaining your contract, or by exchanging your contract for another annuity contract in a tax-deferred 1035 exchange.

> If you accept a partial buyout offer for cash, we will treat it as a taxable partial withdrawal from your contract.

> If you accept a partial buyout offer and request us to exchange part of your annuity account value and your offer amount to another financial product, you should discuss with your tax adviser the rules that need to be met for the transaction to qualify as a tax-deferred “partial 1035 exchange”—the exchange must be into another nonqualified deferred annuity contract

- withdrawing amounts from either the new contract or the original contract within 180 days of the exchange could make the transaction taxable and reportable on your own tax return

If your contract is an IRA, we believe that the amount added to your annuity account value would be treated as additional earnings and would not be taxable until withdrawn or surrendered. We would report any amount paid out from the contract to you in cash under either buyout offer on a Form 1099-R. If you are under age

59  1/2, an additional 10% federal income tax penalty may also apply. If you accept a partial buyout offer and request us to transfer any part of your contract’s account value directly to another IRA of the same type, we will treat it as a tax-free transfer.

3 Your contract provides that, in advance of exercising the income benefit, you could take annual withdrawals up to a certain percentage waiting periods, of the effect account of withdrawals value. Your and contract applicable and prospectus interest rates. contain more information about this benefit, including cost, 4 The standard death benefit is a return of premiums adjusted for withdrawals. 4

Full Buyout Option

Terminate your GMIB, GMDB and EEB in return for increased account value, immediate access to your financial assets, reduced charges

This option provides the flexibility to redeploy assets to other financial products that may better meet your needs.

We’re offering to add value to your account in return for your agreement to cancel your GMIB and GMDB (and EEB, if you have it). You will gain access to cash sooner rather than later, and you’ll no longer pay annual charges for your guaranteed benefits in the future. We will also temporarily waive the withdrawal charge, so you can even transfer the balance of your account to another financial product or immediately withdraw it without penalty.

Understand how the Full Buyout offer works

If you accept our offer, AXA Equitable will:

1. Immediately increase your annuity account value according to your allocation instructions on file. What you do with it is entirely up to you. You will have up to 30 days after the offer expiration to make a cash withdrawal of your new annuity account value without incurring any applicable withdrawal charge. You also have the option to exchange your contract for a variable annuity with AXA Equitable or another annuity issued by the provider of your choice. Or, you can keep the contract without the guaranteed benefit riders. See the prospectus supplement for details on all available options.5

2. Cancel your GMIB and GMDB (and EEB, if applicable). Your standard death benefit will no longer apply. If a death benefit is payable in the future, the amount payable to your beneficiaries would be equal to your annuity account value, which could be less than your contributions.

3. Deduct prorated annual charges associated with the guaranteed benefits from the annuity account value.

4. Stop future deductions of the GMIB and GMDB charges (and EEB charge, if applicable).6

Bear in mind, you cannot revoke your acceptance once we’ve processed it.

5 The exact amount will depend on your account value and current market conditions when we determine the amount to business be added day to we your receive annuity the contract properly value. completed We will acceptance determine form. the actual If there offer are amount any contract and add transactions it to your on account the day on we the receive call 866-638-0550. your form, the offer amount will be calculated and added on the next business day. For the current offer amount, 6 Past GMIB, GMDB and EEB charges will not be refunded. All other contract charges remain unchanged.

How we determine the Full Buyout offer amount

The Full Buyout offer amount is based on an actuarial calculation of the GMIB and GMDB contract reserves. These contract reserve calculations take into account:

The owner/annuitant’s life expectancy (based on age and gender)

The current and projected annuity account values

The current and projected GMIB and GMDB benefits

These calculations are based on large blocks of business, so we do not consider any individual’s health or need for retirement income in making this offer. Because these factors can fluctuate daily, the offer amount will change each business day.

For most contract holders, the amount of the Full Buyout offer is the greater of (i) approximately 70% of the actuarial valuation of the GMIB and GMDB reserves; and (ii) two times the GMIB and GMDB fee rate multiplied by the respective current benefit base. We will add an amount equal to two times the EEB fee rate multiplied by the account value.

For those who have withdrawn 25% or more of their annuity account value in any of the previous full contract years ending on or before June 30, 2015 or in the partial contract year from the most recent contract date anniversary through June 30, 2015, the offer amount will be the greater of (i) approximately 25% of the actuarial valuation of the GMIB and GMDB reserves; or (ii) the GMIB and GMDB fee rates multiplied by the respective current benefit base.

If you have the EEB, the offer amount is increased by one or two times the EEB fee rate multiplied by the current account value, depending on withdrawal history.

In general, the offer amount will be less than the difference between the value of the guaranteed benefits and the annuity account value. For more details on how the offer is calculated, review the prospectus supplement. For the most current offer amount, log in to www.us.axa.com.

Partial Buyout Option

Keep 50% of your guaranteed benefit base in return for cash or the ability to transfer to another product

This option gives you immediate access to cash that you can use for living expenses, unexpected expenses, and other large cash needs, such as gifts — but you also retain half of your guaranteed benefit base and its roll up rate, if applicable.

For this Partial Buyout Option, the offer amount is half the amount offered for the Full Buyout Option. If you accept, you would immediately take that Partial Benefit offer amount, plus 50% of your account value (minus applicable prorated charges for the guaranteed benefits) as cash, or transfer it to another financial product of your choice. The remaining 50% of your account value would stay in the contract and you would still keep 50% of your guaranteed benefits.

This option is designed for those who have both the need for cash or account flexibility now, and the desire to retain half of their current guaranteed benefits.

Understand how the offer works

If you accept our offer, AXA Equitable will:

1. Reduce your GMIB and GMDB and standard death benefit (and EEB, if applicable) by 50%.

2. Reduce your annuity account value by 50%.

3. Distribute the offer amount7 plus 50% of your account value (minus 50% of any applicable charges for the guaranteed benefits) to you in cash or you can exchange/transfer it to another financial product of your choosing, per your instructions detailed on the Acceptance Form.

Bear in mind, you cannot revoke your acceptance once we’ve processed it.

With this option, you must indicate on the acceptance form whether you wish to withdraw the offer amount plus the account value in cash, or exchange/transfer it to another financial product.

7 The exact amount will depend on your account value and current market conditions when we determine the amount to be business added day to your we receive annuity the contract properly value. completed We will determine acceptance the form. actual If there offer are amount any contract and add transactions it to your account on the on day the we amount, receive call your 866-638-0550. form, the offer amount will be calculated and added on the next business day. For the current offer

How we determine the Partial Buyout offer amount

The Partial Buyout offer amount is generally 50% of the Full Buyout offer amount. It is based on the actuarial calculation of the GMIB and GMDB contract reserves, which take into account:

The owner/annuitant’s life expectancy (based on age and gender)

The current and projected annuity account values

The current and projected GMIB and GMDB benefits

As with the Full Buyout Option, calculations are based on large blocks of business, so we do not consider any individual’s health or need for retirement income in making this offer. Because these factors can fluctuate daily, the offer amount will change each business day.

For most contract holders, the amount of the Partial Buyout offer is the greater of (i) approximately 35% of the actuarial valuation of the GMIB and GMDB reserves; and (ii) one year of charges for the guarantees based on the current benefit base.

For those who have withdrawn 25% of their annuity account value in any of the previous full contract years ending on or before June 30, 2015 or in the partial contract year from the most recent contract date anniversary through June 30, 2015, the offer amount will be the greater of (i) approximately 12.5% of the actuarial valuation of the GMIB and GMDB reserves; or (ii) 50% of the annual fee rates for the guarantees multiplied by the respective current benefit base.

If you have the EEB, the offer amount is increased by either 100% or 50% of the EEB fee rate multiplied by the current account value, depending on withdrawal history.

In general, the offer amount will be less than the difference between the value of the guaranteed benefits and the annuity account value. For more details on how the offer is calculated, review the prospectus supplement. For the most current offer amount, log in to www.us.axa.com.

Your decision

Why we are making this offer

Over recent years, some contract holders have found that the opportunity to increase their annuity account value and the flexibility of taking a cash withdrawal or transferring assets to another investment product are now more important to them than their guaranteed benefits. At the same time, AXA Equitable benefits because past market conditions and the ongoing low interest rate environment make maintaining these benefits costly to us.

It’s all about you and your loved ones

Whether this offer makes sense for you ultimately depends on your individual situation. Only you can decide if keeping your guaranteed benefits or immediate access to account value or cash is more important to you right now. These benefits are valuable features of your contract, and you should not give them up without careful consideration — because you cannot reinstate them once you accept our offer.

While your financial professional will not be directly compensated by AXA Equitable for whether you accept our offer or not, your financial professional could benefit depending on how you choose to use or reinvest your assets. Please remember, your decision should be based solely on your own needs, goals and personal wishes.

For more information on this important offer

Read all offer details in the enclosed Prospectus Supplement

Consult your financial, legal and tax professionals

Call AXA Equitable for help or with questions from 9 am to 5 pm ET at 866-638-0550

Log in to your online account at www.us.axa.com to see current offer amounts

To accept the offer

Complete the enclosed acceptance form. Mail the completed form(s) in the prepaid envelope or fax to 816-701-4960

Log in to your account at www.us.axa.com, and click on

“Guaranteed Benefit Offer Acceptance”

September 2015

To: Our Strategic Partners

AXA Equitable will be extending another offer to certain Accumulator Series contract holders – to receive a special credit amount in exchange for terminating or reducing their guaranteed benefits. We continue to believe that these offers are beneficial to our contract holders and AXA alike. First, contract holders may feel that the opportunity to receive this special credit amount outweighs the benefit of maintaining all or some of the guaranteed benefits because of changing priorities and needs since they first purchased their contract. Second, we would gain a financial benefit because the special credit amounts will be less than the amounts we are currently setting aside to guarantee those benefits. It is important to note this offer to the client is entirely voluntary; they have the option to accept it or continue their contract with no changes.

Following is more detailed information about the offer, and how we will communicate it to financial professionals and contract holders in the coming months.

The Offers and How it Impacts Your Firm:

•	We are making the offers to certain Accumulator contract holders who elected the Guaranteed Minimum Income Benefit (GMIB) and/or Guaranteed Minimum Death Benefit (GMDB) – standard or an enhanced death benefit - under their Accumulator Variable Annuity contract. Some may have elected the Earnings Enhancement Benefit (EEB) (aka Protection Plus) as well.

•	For a limited time AXA Equitable is offering two new choices:

A. The Full Buyout Option: that will increase the annuity account value in exchange for terminating their GMIB, GMDB (and EEB if they have it). If the client chooses to accept the offer, he/she can choose to withdraw up to the full amount (annuity value plus the offer amount), leave the money in the contract, or if suitable, exchange the contract for another annuity or financial product.

¡	The special credit amount will be calculated on an individual basis based on an actuarial calculation of the value of the contract holder’s GMIB and GMDB. The offer to each eligible contract holder will be the greater of 70% of International Financial Reporting Standards (IFRS) reserves or two times each annual rider charge. Clients who have taken large pro rata withdrawals in any of the prior three contract years will be offered the greater of 25% of IFRS reserves or one time annual rider charges.

B. The Partial Buyout Option: allows access to a portion of the contract now but still retain half of the current guaranteed benefit bases. Specifically, we would distribute

1

50% of the annuity account value plus the Partial Buyout offer amount (minus any applicable prorated rider charges) as a cash payment or transfer/exchange to another financial product of the client’s choice. This offer is available to contract holders with a GMIB benefit base value of $160,000 or greater.

¡	The special credit amount will be calculated on an individual basis based on an actuarial calculation of the value of the contract holder’s GMIB and GMDB. The offer to each eligible contract holder will be the greater of 35% of International Financial Reporting Standards (IFRS) reserves or one time each annual rider charges. Clients who have taken large pro rata withdrawals in any of the prior three contract years will be offered the greater of 12.5% of IFRS reserves or 50% of the annual rider charges

•	The offers will be available for approximately 90 days after which it expires. Additionally the special credit amount may fluctuate based on timing and changes in market conditions.

•	No upfront compensation will be paid to the advisor of record if the client accepts an offer. However, if the client accepts the Full Buyout Option, once the special credit amount is added to the client’s VA contract, those assets will be eligible for future trail-based compensation if applicable.

•	If approved by your firm, for clients who choose to accept an offer and exchange all or part of their Accumulator contract for a Structured Capital Strategies Series C or Investment Edge Select , new business compensation will be paid to the advisor of record.

•	If the Full Buyout Option is accepted, withdrawal charges will be waived temporarily if full or partial withdrawals are taken but no later than 30 days after the offer expires. If the Partial Buyout Option is accepted applicable withdrawal charges will be waived at the time of offer acceptance. The special credit amount will be treated as gains for tax purposes. Withdrawals are subject to normal income tax treatment and if taken prior to age 59 1⁄2 may also be subject to an additional 10% federal income tax penalty.

For a more complete description of this offer, please review the attached draft prospectus supplement.

Upcoming Communications:

The goal of our communications plan for the coming months is to be thorough and transparent. We will provide ongoing information and resources to ensure that each contract holder can make an informed decision about whether to participate in the offer. Specific items include:

How We’ll Communicate With Your Advisors:

November 2015	Initial Communication: Advisors of record will receive letters notifying them of the offers to contract holders. The communications package will include personalized letter, advisor brochure, contract holder brochure, prospectus supplement, list of eligible clients with accompanying contract numbers and special credit amounts.

December 2015/ January 2016	Second/Third Touch Communications: Advisors whose clients have not responded to the offers will receive a follow up mailing reminding them of the impending offer expiration date.

2

How We’ll Communicate With Contract Holders:

December 2015	Initial Communication: Contract holders will receive formal offer via the mail which will include a personalized letter, brochure and prospectus supplement.

January 2016	Second Touch Communication: Contract holders who did not respond to the initial offer will receive a reminder letter, brochure and prospectus supplement.

February 2016	Third Touch Communication: Contract holders who did not respond to the prior two offerings will receive a final reminder notice.

Please note: for states that have not approved the offer endorsements prior to October 2015, a second wave of communications will be necessary. Tentative release dates are January, February March 2016.

Firm Resources:

•	Sample of Contract holder Letters (attached)

•	Sample Advisor Letters (attached)

•	Selling Agreement Amendment Letter (attached)

•	GMIB Brochure – Full and Partial Buyout Options (attached)

•	GMIB Brochure – Full Buyout Option (attached)

•	Advisor Brochure (attached)

•	Draft GMIB Prospectus Supplement (attached)

•	Lists of eligible Contract holders, Contract Numbers and Advisors of Record Impacted (regardless of whether state approval has been obtained)

•	State Approval list - GMIB

•	Sample of Contract Endorsements

•	A microsite will be designed which will allow advisors to view details of the offers.

•	During and after the offer period, firms will be provided with periodic reports of contract holders that have accepted the offer.

As always, your AXA Equitable Strategic Account Manager will remain your primary source of assistance leading up to, and throughout the offer period.

Variable annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable) NY, NY and are co-distributed by affiliates, AXA Distributors, LLC and AXA Advisors, LLC. AXA Equitable, AXA Distributors and AXA Advisors do not provide legal or tax advice.

GE - xxxxxx (9/15)

For Gatekeeper use Only. Not for distribution to Financial Professionals or the General Public.

3

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by
AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 ½ may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

Introducing new options for clients with Accumulator® variable annuities

Enclosed in this package:

Client List showing who is eligible for the offer(s)

Advisor Brochure to help you address this offer with clients

Client-Approved Brochure to share with your clients

Prospectus Supplement with offer details

Acceptance Form that clients can use to accept

Dear [Advisor],

We wanted you to be the first to know about an important offer we’re making to your clients who hold AXA Equitable Accumulator® variable annuities with the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB), and possibly, the earnings enhancement benefit (EEB). Some of these clients may have received similar offers from us in the past and chose not to act. But financial circumstances and needs can change, and perhaps a number of them may have been unwilling to cancel their guaranteed benefits completely. For those reasons, we are offering two different options this time that would give clients access to more assets now, in return for their agreement to cancel all or a portion of their guaranteed benefits:

The Full Buyout Option would give a client access to more money for immediate needs and goals, or for re-investment into other financial products, by increasing the annuity account value and temporarily waiving withdrawal charges. In return, the guaranteed benefits would be canceled completely. A prorated rider charge will be deducted at the time of acceptance. Going forward, all annual rider charges will be canceled.

The Partial Buyout Option would allow a client to retain some of the guaranteed benefits and gain immediate access to a portion of the annuity account value. A prorated rider charge will be deducted at the time of acceptance.

Not all clients will be eligible for both options. Some may only be eligible for the Full Buyout Option.

See the attached page(s) or log in to your book of business at www.us.axa.com for a list of your eligible clients and their option(s).

On or about [Date], we will begin informing your eligible clients of the offer(s) for which they are eligible, and we will be strongly encouraging them to seek your guidance. We are contacting you now to give you the opportunity to reach out to them first, reconnect with them to discuss their current situation, and reinforce your value by helping them make the decision that’s best for them today.

For more details about the offers and to see the communications we will be mailing to your clients, visit www.axa.com/GMIBOffer.

Clients eligible for both offers may only accept one. If a client chooses not to accept an offer, no action is required. To accept one of our options, clients must complete the appropriate section of the Acceptance Form they received and return it to us in the envelope provided or fax it to 816-

701-4960. They can also accept online by logging in to www.us.axa.com. We must receive the acceptance form and any applicable properly completed forms no later than [Date].

If you have questions about the offer details, feel free to call us at 866-638-0550.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

GMIB/DB 2015 A 1

AXA Equitable Life Insurance Company Retirement Service Solution

500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

Your Eligible Clients

If Partial Buyout Transaction Amount is "N/A," that client is only eligible for the Full Buyout Option. All figures as of XXXXXX, 20##. Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com

Contract Holder/ Contract#[1]	Full Buyout Special Credit: Amount added to AAV[2]	Partial Buyout Transaction Amount[3]: Amount your client receives	Current Annuity Account Value	GMIB Value	GMDB Value	EEB Value
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]

[1] Contract must be active to be eligible for an offer.
[2] Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.
[3] Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

Your Eligible Clients (Continued)

If Partial Buyout Transaction Amount is "N/A," that client is only eligible for the Full Buyout Option.

All figures as of XXXXXX, 20##. Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com

Contract Holder/ Contract#[1]	Full Buyout Special Credit: Amount added to AAV[2]	Partial Buyout Transaction Amount[3]: Amount your client receives	Current Annuity Account Value	GMIB Value	GMDB Value	EEB Value
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]
[Lastname], [Firstname] [#########]	[$###,###.##]	[$#,###,###.##]	[$###,###.##]	[$#,###,###.##]	[$#,###,###.##]	[$###,###.##]

[1] Contract must be active to be eligible for an offer.
[2] Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.
[3] Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

For Financial Professional Use Only

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA

Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59  1/2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing insurance company.

IU – 107480 (11/15)

1290 Avenue of the Americas New York, NY 10104 www.us.axa.com

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable) and by various unaffiliated carriers through AXA Network, LLC and its subsidiaries. Co-distributed by AXA Distributors, LLC and AXA Advisors, LLC, AXA Equitable, AXA Network, AXA Distributors and AXA Advisors are affiliated companies. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1/2, may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. All guarantees are based on the claims-paying ability of AXA Equitable.

Your clients should carefully consider the investment objectives, risks, charges, and expenses of Structured Capital Strategies® or Investment Edge as stipulated in the prospectus, before investing. For a prospectus containing this and other information, please call the Sales Desk at (888) 517-9900. Please encourage your clients to read it carefully before investing or sending money.

“AXA” is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC. AXA S.A. is a French holding company for a group of international insurance and financial services companies, including AXA Equitable Financial Services, LLC. The obligations of AXA Equitable Life Insurance Company are backed solely by their claims-paying ability.

IU-107479 (11/15)

ADV

For Financial Professional Use Only.

For Financial Professional Use Only.

New options to help your clients meet changing needs and goals

Financial Professional’s Guide to AXA Equitable’s Guaranteed

Minimum Income Benefit Offers

New offer means new options.

AXA Equitable is offering eligible Accumulator® variable annuity contract holders the opportunity for immediate access to more cash now in exchange for their agreement to cancel all or a portion of their guaranteed benefits.

These offers apply to contracts with:

•	Guaranteed minimum income benefits (GMIB) Guaranteed minimum death benefits (GMDB)
•	If applicable, earnings enhancement benefits (EEB), also known as Protection Plus.

AXA Equitable has made similar offers in recent years, which some of your clients may have received and chose not to act – perhaps because they had no need for immediate access to more money at the time or were not comfortable giving up their valuable guaranteed benefits completely. That is why AXA Equitable has developed a new offer with two options:

The Full Buyout Option. AXA Equitable would increase the annuity account value and temporarily waive withdrawal charges, giving contract holders access to more money for immediate needs and goals or reinvestment in other financial products. In return, the guaranteed benefits would be canceled completely. At the time of acceptance, applicable prorated rider charges will be deducted from the annuity account value, but going forward, annual rider charges would be canceled.

The Partial Buyout Option. AXA Equitable also developed an option for those eligible contract holders who wish to retain a portion of their guaranteed benefits but still gain immediate access to a portion of these financial assets. Specifically, the contract holder would take 50% of their annuity account value from the contract, together with the Partial Buyout offer amount (minus applicable prorated rider charges), as a cash payment or transfer it to another financial product of their choice. In exchange, the current guaranteed benefit base would be reduced by 50%. The remaining 50% of the annuity account would remain in the contract. If the contract holder elects the Partial Buyout Option, a withdrawal charge will not apply to the withdrawal, transfer or exchange of the amount that must be taken from their contract. However, a withdrawal charge will apply to any withdrawal, transfer or exchange of any other amount from the remaining annuity contract.

Not all contract holders will be eligible for both options. Some may only be eligible for the Full Buyout Option. These offers are entirely voluntary. If a contract holder chooses not to accept, they do not need to take any action at all, and their contract will remain as it is. Contract holders eligible for both offers may only accept one.

To see which of your clients are eligible for which offer(s), review the list of eligible clients included in your mailing, or log in to your book of business by visiting www.axa.com/GMIBOffer. You can also call us at 866-638-0550 if you have any questions about the offers and who is eligible.

YOUR CURRENT CONTRACT AFTER ACCEPTING THE OFFER

New Annuity Account Value • New Annuity Account Value as can cash, be fully transferred withdrawn to or another it can firemain nancial in product,

Guaranteed Benefits the contract.

FULL • is The the New Return Death of Benefi Annuity t

Buyout Option

Account Value.

Annuity Account Value • Applicable prorated benefi charges ts for will the be deducted guaranteed value from the at the annuity time account of acceptance.

YOUR CURRENT CONTRACT AFTER ACCEPTING THE OFFER

Distributed from Contract as Cash or Transfer/Exchange

• The “Partial Buyout Offer Partial Buyout Amount Amount Account + Value” 50% Annuity must be

Guaranteed Benefits + taken immediately as cash

PARTIAL 50% Annuity Account Value to or another transferred/exchanged fi nancial product.

Buyout Option

•	Applicable prorated charges Annuity Account Value for the guaranteed benefi ts

Remaining Contract will annuity be deducted account value from the at the time of acceptance.

50% Guaranteed Benefi t Bases

50% Annuity Account Value

Guide your clients to the decision that’s right for them

AXA Equitable will be reaching out directly to your eligible clients to inform them of the offer and encourage them to seek your advice. You play an important role in helping them make well-informed decisions, and this can be a great opportunity for you to reconnect with them and ensure that their financial plans are on track to meet their evolving needs. Take the following steps:

1. Review your list of eligible clients or go to www.axa.com/GMIBOffer to visit your book of business and see which clients are eligible for which offer(s).

2. Reach out to each client and review the client brochure and client letter with the attached offer comparison table to ensure that they understand their options.

3. Emphasize that this is a choice and that there is no pressure to accept the offer.

4. Review the pros and cons of each offer and walk them through the list of reasons contained in the brochure for accepting or not accepting an offer. Consider their personal circumstances to identify which reasons resonate most.

5. Encourage them to discuss the offer with their tax and legal advisors.

6. If they are choosing to accept, make a plan for how they will redeploy their assets. If they are selecting the Partial Buyout Option, help them complete and submit the appropriate paperwork.

Why your clients may or may not choose to accept the offers

This offer can be a great opportunity to meet with your clients, reevaluate their retirement income strategies and reinforce your value as a trusted advisor. To help them navigate this very personal decision, consider the following reasons for which a client may or may not accept an offer. These reasons are also included in the Client Brochure, and we encourage you to walk your clients through that material to help them fully understand their choices.

Reasons for accepting the Full Buyout Reasons for accepting the Partial Buyout

•

They have a more significant need for cash now, They have need for cash now, and the Partial Buyout and the Partial Buyout offer is not sufficient to offer is sufficient to cover this need. cover this need.

•

Increasing their account value now is more important They still wish to retain some of the guaranteed than keeping their guaranteed benefits in the future. minimum death benefit (and if applicable, its full roll-up rate) for their beneficiary(ies).

•

They prefer the flexibility of reinvesting their assets They still wish to retain some of the guaranteed in another financial product better suited to address minimum income benefit (and its full roll-up rate) their new goals. to fund or supplement their retirement income.

•	They no longer need a guaranteed minimum They want to keep some of the guaranteed death benefit. benefits, but also want the flexibility to transfer assets to another financial product that may be
•	They have alternative sources of retirement income and better suited to their new goals. no need for the guaranteed minimum income benefit.
•	They no longer wish to pay the charges associated with the guarantees.

Reasons for not accepting either offer

•	Their circumstances have not changed since they purchased the original contract and the reasons that led them to select these guaranteed benefits are still applicable.
•	They have no immediate need for cash and no desire to move their assets to another financial product.
•	They are relying on the full guaranteed minimum income benefit to fund their retirement.
•	They want to leave the full guaranteed minimum death benefit to their beneficiary(ies).

Other important considerations

There are a number of other personal questions that you and your clients should consider as you evaluate the offers.

•	Do they expect to keep their contract long enough and live long enough to take full advantage of the guaranteed minimum income benefit?
•

How likely is it that they will change their mind? Guaranteed benefits cannot be reinstated once clients accept the offer. AXA Equitable may or may not make offers like this in the future. How do they expect the market to perform in the future?

•	What are the tax implications of accepting an offer?

Consider the tax implications

The tax implications of accepting a buyout offer could vary depending on the type of contract, the client’s age and other factors relating to their personal situation, and which buyout offer they accept. Clients should consult with their tax advisors to decide whether it makes sense to accept either buyout offer.

See the Client Brochure or Prospectus Supplement for more details on the impact of taxes on these offers.

Why AXA Equitable is making this offer

The offer can be mutually beneficial to some contract holders and AXA Equitable. Contract holders whose financial needs have changed since they purchased the guarantees may have greater need for flexible access to their assets now rather than maintaining future income guarantees. At the same time, AXA Equitable benefits because ongoing low interest rates make maintaining these benefits costly to us and the credit amounts we are offering to clients are less than the amounts we’re currently setting aside to guarantee the benefits.

To accept the offer

Complete the acceptance form with your clients and return via the envelope provided, or fax to 816-701-4960.

OR

Your clients may accept by logging into their account at www.us.axa.com and clicking “Guaranteed Benefit Offer Acceptance.”

All complete offer acceptances must be received by the date specified in the letter your client received.

Contact us for more information and support

Go to the dedicated Advisor website at www.axa.com/GMIBOffer, where you can:

•	Access your book of business to see which clients are eligible for which offer(s) and their current offer amounts
•	View a presentation about the offers
•	Download and share client-approved materials

To talk to one of AXA’s dedicated customer service representatives and ask questions, call us at 866-638-0550.

Client-Approved Resources

AXA Equitable is sending these materials directly to your clients, but you can also access samples of them at www.axa.com/GMIBOffer. Additionally, clients can call AXA’s dedicated customer service representatives to ask any questions at 866-638-0550.

•	Client Letter introduces the offer(s) to your clients and illustrates the impact of the offer(s)
•	Client Brochure provides more detail about the offer(s), as well as information designed to help them make an informed decision
•	Prospectus Supplement contains details about the offer(s) and how they work.

FPO

Mr. John Advisor Any Street Any Town, ZZ, 00000

Dear [Advisor],

I’m writing to follow up with you on an important offer we’re making to your clients who hold AXA

Equitable Accumulator® variable annuities with the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB) and possibly, the earnings enhancement benefit (EEB).

We began informing your eligible clients about this offer on [Date], and we’ve strongly encouraged them to seek your guidance. You may have already taken advantage of the opportunity to reach out to your clients first.

As you recall, the offer includes two different options that would allow clients to unlock value their guaranteed benefits:

· A Full Buyout Option, which would increase a client’s annuity account value and temporarily waive withdrawal fees, giving them access to more money for immediate needs and goals or reinvestment into other financial products. In return, the guaranteed benefits would be canceled completely. A prorated charge for the benefits will be deducted at the time of acceptance. · A Partial Buyout Option, which would allow a client to retain a portion of the guaranteed benefits but still gain immediate access to a portion of the account value. A prorated charge for the benefits will be deducted at the time of acceptance.

Not all clients will be eligible for both options. Some may be eligible for only the Full Buyout

Option. See the attached page(s) or log in to your book of business at www.us.axa.com for a list of client eligibility. Clients eligible for both offers may only accept one. If they choose not to accept an offer, no action is required.

For more details about the offers and how they work, review the enclosed brochure and prospectus supplement. We also encourage you to visit the offer website at www.axa.com/[tbd] where you can see other materials, including the client-approved brochure.

To accept one of our options, clients must complete the proper section of the Acceptance Form they received and return it to us in the envelope provided or fax it to 816-701-4960. They can also accept online by logging in to www.us.axa.com. We must receive any properly completed forms no later than [Date].

If you have questions about the offer details, feel free to call us at 866-638-0550.

Sincerely,

Todd Solash

Managing Director AXA Equitable, Retirement Savings

Your Eligible Clients

Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com.

Full Buyout Partial Buyout

Contract Holder Current GMIB GMDB Value EEB Value

1 Special Credit: Transaction

/ Contract # Amount added Amount3: Annuity Value to AAV2 Amount your Account Value client receives

1 Contract must be active to be eligible for an offer.

2 Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.

3 Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

Mr. John Advisor Any Street Any Town, ZZ, 00000

Dear [Advisor],

I’m reaching out to you a final time regarding our current offer to your clients who hold AXA Equitable Accumulator® variable annuities with the guaranteed minimum income benefit (GMIB), the guaranteed minimum death benefit (GMDB) and possibly, the earnings enhancement benefit (EEB). This offer expires on

[Date].

There are two alternative options:

· A Full Buyout Option, which would increase a client’s annuity account value and temporarily waive withdrawal fees, giving them access to more money for immediate needs and goals or reinvestment into other financial products. In return, the guaranteed benefits would be canceled completely. A prorated charge for the benefits will be deducted at the time of acceptance.

· A Partial Buyout Option, which would allow a client to retain a portion of the guaranteed benefits but still gain immediate access to a portion of the account value. A prorated charge for the benefits will be deducted at the time of acceptance.

Not all clients will be eligible for both options. Some may be eligible for only the Full Buyout Option.

See the attached page(s) or log in to your book of business at www.us.axa.com for a list of client eligibility.

Clients eligible for both offers may only accept one. If they choose not to accept an offer, no action is required.

For more details about the offers and to access client-approved materials, visit the offer website at www.axa.com/[tbd].

To accept one of the options, clients must complete the proper section of the Acceptance Form they received and return it to us in the envelope provided or fax it to 816-701-4960. They can also accept online by logging in to www.us.axa.com. Remember, we must receive any properly completed forms no later than [Date].

If you have questions about the offer details, feel free to call us at 866-638-0550.

Sincerely,

Todd Solash Managing Director

AXA Equitable, Retirement Savings

Your Eligible Clients

Offer amounts fluctuate daily. For current amounts, login to your book of business at www.us.axa.com.

Full Buyout Partial Buyout

Contract Holder Current GMIB GMDB Value EEB Value

1 Special Credit: Transaction

/ Contract # Amount added Amount3: Annuity Value to AAV2 Amount your Account Value client receives

1 Contract must be active to be eligible for an offer.

2 Prorated rider charges will be deducted from the AAV at time of acceptance. Withdrawal charges will be waived until 30 days after the offer expires. For withdrawal charges associated with a particular contract, call 866-638-0550.

3 Partial Buyout Transaction Amount = 50% of Annuity Account Value plus Special Credit Amount less prorated charges.

Contract Holder Letter 2

Important opportunity concerning your

AXA Equitable Accumulator® Annuity

Acceptance must be received by

February 19, 2016

Contract Number: [#########]

[DATE]

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

We recently reached out to you with an opportunity to cancel certain guaranteed benefits – your guaranteed minimum income benefit (GMIB), guaranteed minimum death benefit (GMDB), and, perhaps, earnings enhancement benefit (EEB, also known as Protection Plus) – in exchange unlocking value in your guaranteed benefits. We’re following up now to encourage you to consider the two alternative options. Keep in mind you may only accept one of the options during this offer period.

•	Full Buyout Option. Increase your annuity account value, giving you access to more money for immediate needs and goals, or reinvestment in other financial products. In return, we will cancel your guaranteed benefits, and you would no longer pay annual charges for these benefits. A prorated rider charge will be deducted at the time of acceptance.

OR

•	Partial Buyout Option. Retain half of your guaranteed benefits and take the offer amount plus 50% of your account value as a cash withdrawal or transfer into another product. A prorated rider charge will be deducted at the time of acceptance.

Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up or reducing them. We encourage you to seek the guidance of your financial, legal and tax advisors.

To accept one of the options, simply complete the proper section on the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept either of the options, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Managing Director

AXA Equitable, Retirement Savings

Contract Holder Letter 3

Important opportunity concerning your

AXA Equitable Accumulator® Annuity

DEADLINE APPROACHING

Acceptance must be received by

February 19, 2016

Contract Number: [#########]

[DATE]

Mr. S. Jones

123 Main Street

Apt. 1

Anytown, NY 12345

Dear Mr. Jones,

I’m writing today to remind you that our recent offer to you to cancel certain guaranteed benefits in exchange for increased account value will expire on [Date]. The offer concerns your guaranteed minimum income benefit (GMIB), guaranteed minimum death benefit (GMDB), and, perhaps, earnings enhancement benefit (EEB, also known as Protection Plus), and you may choose one of two alternative options:

•	Full Buyout Option. Increase your annuity account value, giving you access to more money for immediate needs and goals, reinvestment in other financial products, or increased income in the future. In return, we will cancel your guaranteed benefits, and you would no longer pay annual charges for these benefits. You will need to pay a prorated rider charge at the time of acceptance.

OR

•	Partial Buyout Option. Retain one-half of your guaranteed benefits and take the offer amount plus 50% of your account value as a cash withdrawal or transfer into another product. You will need to pay a prorated rider charge at the time of acceptance.

Your guaranteed benefits are valuable features of your contract that you cannot reinstate once you accept our offer, so you should carefully consider the pros and cons of giving them up or reducing them. However, we understand that your financial situation may have changed since you chose these features, and we encourage you to seek the guidance of your financial, legal and tax professionals on whether you might want to take advantage of this opportunity to deal with your current needs and goals.

To accept one of the options, simply complete the proper section on the attached Acceptance Form and return it to us in the envelope provided or fax it to 816-701-4960. You may also accept our offer online by logging in to www.us.axa.com. (Click on “Guaranteed Benefit Offer Acceptance.”) We must receive your properly completed form no later than February 19, 2016. If you do not wish to accept either of the options, you don’t have to do anything at all.

For more information or to discuss this opportunity, contact your financial professional, [NAME OF ORIGINATING ADVISOR, FIRM] at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash

Managing Director

AXA Equitable, Retirement Savings